Washington Mutual Asset-Backed Certificates WMABS Series 2007-HE2 Trust

Issuing Entity

$779,251,000
(+/-5% Approximate)

WaMu Asset Acceptance Corp.

Depositor

Washington Mutual Mortgage Securities Corp.

Sponsor and Seller

Washington Mutual Bank

Servicer

WaMu Capital Corp.

(Manager)

WaMu Capital Corp.

A Washington Mutual, Inc. Company

Important Notice About Information Presented in this
Preliminary Term Sheet

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this preliminary term sheet relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may obtain the documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

This preliminary term sheet is not required to contain all of the information that is required to be included in the base prospectus and the prospectus supplement.

The information in this preliminary term sheet is preliminary and is subject to completion or change.

The information in this preliminary term sheet supersedes information contained in any prior communication relating to these securities.

Numerous assumptions were used in preparing this preliminary term sheet which may or may not be stated herein. This preliminary term sheet should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

This preliminary term sheet is not an offer to sell or a solicitation of any offer to buy nor shall there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this preliminary term sheet and to solicit an indication of your interest in purchasing such securities, when, as and if issued. Any such indication of interest will not constitute a contractual commitment by you to purchase any of the securities. You may withdraw your indication of interest at any time.

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Preliminary Term Sheet *Date Prepared: February 28, 2007*

$779,251,000
(+/- 5% Approximate)

Washington Mutual Asset-Backed Certificates WMABS Series 2007-HE2 Trust

Class[1,2]	Principal Balance($)	Initial Credit Enhancement (%)	Weighted Average Life (years)	Principal Window (month)	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
I-A[3]	$286,464,000	23.60%	2.080	1 - 76	AAA/Aaa	February 25, 2037	Floating Rate Senior
II-A-1	179,098,000	23.60%	1.000	1 - 23	AAA/Aaa	February 25, 2037	Floating Rate Senior
II-A-2	139,339,000	23.60%	3.000	23 - 76	AAA/Aaa	February 25, 2037	Floating Rate Senior
II-A-3	17,196,000	23.60%	6.280	76 - 76	AAA/Aaa	February 25, 2037	Floating Rate Senior
M-1	31,349,000	19.75%	4.740	47 - 76	[AA+]/Aa1	February 25, 2037	Floating Rate Subordinate
M-2	29,721,000	16.10%	4.570	44 - 76	[AA]/Aa2	February 25, 2037	Floating Rate Subordinate
M-3	17,507,000	13.95%	4.480	42 - 76	[AA-]/Aa3	February 25, 2037	Floating Rate Subordinate
M-4	15,064,000	12.10%	4.430	41 - 76	[A+]/A1	February 25, 2037	Floating Rate Subordinate
M-5	15,064,000	10.25%	4.400	40 - 76	[A]/A2	February 25, 2037	Floating Rate Subordinate
M-6	13,028,000	8.65%	4.380	39 - 76	[A-]/A3	February 25, 2037	Floating Rate Subordinate
M-7	13,028,000	7.05%	4.350	39 - 76	[BBB+]/Baa1	February 25, 2037	Floating Rate Subordinate
M-8	11,400,000	5.65%	4.330	38 - 76	[BBB]/Baa2	February 25, 2037	Floating Rate Subordinate
M-9	10,993,000	4.30%	4.320	38 - 76	[BBB-]/Baa3	February 25, 2037	Floating Rate Subordinate
Total	**$779,251,000**						

(1) The Class I-A Certificates will be backed primarily by the Group I Mortgage Loans. The Class II-A-1, Class II-A-2 and Class II-A-3 Certificates will be backed primarily by the Group II Mortgage Loans. The Class M Certificates (as defined herein) will be backed by the cash flows from the Mortgage Loans. The principal balance of each class of the Certificates is subject to a 5% variance.

(2) The Certificates are priced to a 10% Clean-up Call. The margin on the Class I-A, Class II-A-1, Class II-A-2 and Class II-A-3 Certificates will be equal to 2.0x the original margin beginning on the first Distribution Date after the 10% Clean-up Call may first be exercised. The margin on the Class M Certificates will be equal to 1.5x the original margin beginning on the first Distribution Date after which the 10% Clean-up Call may first be exercised.

(3) Not offered hereby.

Depositor:	WaMu Asset Acceptance Corp.
Sponsor and Seller:	Washington Mutual Mortgage Securities Corp.
Issuing Entity:	Washington Mutual Asset-Backed Certificates WMABS Series 2007-HE2 Trust. The Issuing Entity is also referred to herein as the "**Trust**."
Originators:	The following entities originated at least 10% of the mortgage loans (by aggregate scheduled principal balance of the mortgage loans as of Cut-off Date): WMC Mortgage Corp., approximately 50.2%, CIT Group/Consumer Finance, Inc., CIT Group/Consumer Finance, Inc. (NY) and CIT Group/Consumer Finance, Inc. (TN), collectively, approximately 18.7%, and Lenders Direct Capital Corporation, approximately 17.0%. No other entity originated more than 10% of the mortgage loans.
Servicer:	Washington Mutual Bank.
Servicing Fee Rate:	0.50% per annum.
Manager:	WaMu Capital Corp.
Trustee:	LaSalle Bank National Association
Delaware Trustee:	Christiana Bank & Trust Company
Trustee Fee Rate:	0.0010% per annum. The Trustee will retain interest earned on amounts in the distribution account prior to any Distribution Date as part of its compensation.
Swap Counterparty:	[TBD].
Group I Certificates:	The Class I-A Certificates.
Group II Certificates:	The Class II-A-1, Class II-A-2 and Class II-A-3 Certificates.
Class A Certificates:	The Group I Certificates and the Group II Certificates.
Class M Certificates:	The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.
Certificates:	The Class A and Class M Certificates.
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests and an undivided right to receive any Net WAC Rate Carryover Amounts for tax purposes.
Registration:	The Certificates will be available in book-entry form through the Depository Trust Company and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	February 1, 2007.
Expected Pricing Date:	Week of March 5, 2007.
Expected Closing Date:	On or about March 13, 2007.

Expected Settlement Date: On or about March 13, 2007.

Distribution Date: The 25th day of each month (or if such day is not a business day, the next succeeding business day) commencing in March 2007.

Final Scheduled
Distribution Date: February 2037. The actual final Distribution Date for each class of the Certificates may be earlier or later, and could be substantially earlier, than the Distribution Date in February 2037.

Due Period: With respect to any Distribution Date, the period commencing on the 2nd day of the month preceding the month in which the Distribution Date occurs and ending on the 1st day of the month in which such Distribution Date occurs.

Prepayment Period: With respect to any Distribution Date, (i) the period commencing on the 15th day of the month preceding the month in which the Distribution Date occurs (or in the case of the first Distribution Date, the Cut-off Date) and ending on the 14th day of the month in which such Distribution Date occurs, for purposes of prepayments in full; and (ii) the calendar month immediately preceding the month in which the Distribution Date occurs, for any other purpose.

Accrued Interest: The price to be paid by investors for the Certificates will not include accrued interest (settling flat).

Interest Accrual Period: With respect to each Distribution Date, the period commencing on the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: It is expected that the Class A and Class M Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, as amended, so long as the conditions of certain class exemptions are met. Investors should consult their own advisors.

SMMEA Eligibility: None of the Certificates is expected to be SMMEA eligible.

Clean-up Call: The terms of the transaction will allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates, which may be exercised by the Servicer, on the Distribution Date following the determination date in which the aggregate stated principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date.

Mortgage Loans: The mortgage loans will consist of a pool of fixed-rate and adjustable-rate, one- to four-family, first and second lien residential mortgage loans. The description of the mortgage loans is on the basis of their scheduled principal balances as of the Cut-off Date. As of the Cut-off Date, the mortgage loans expected to be delivered to the Trust on the Closing Date have an aggregate scheduled principal balance of approximately $814,263,307 of which: (i) approximately $374,952,749 consist of a pool of conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans (the "**Group I Mortgage Loans**") and (ii) approximately $439,310,559 consist of a pool of conforming and non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans (the "**Group II Mortgage Loans**" and together with the Group I Mortgage Loans, the "**Mortgage Loans**"). The Mortgage Loans have the characteristics described on Exhibit A.

Adjusted Net Mortgage Rate:
With respect to any Mortgage Loan, the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate:
With respect to any Mortgage Loan, the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rate:
With respect to each class of Certificates on any Distribution Date, a per annum rate equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.

Formula Rate:
With respect to each class of Certificates, a per annum rate equal to the lesser of (i) One Month LIBOR plus the related margin for such class and (ii) the related Maximum Cap.

Group I Net WAC Rate:
With respect to any Distribution Date (other than the first Distribution Date) and the Group I Certificates, a per annum rate equal to (A) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) less (B) the annualized percentage equivalent of a fraction, (i) the numerator of which is equal to the net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event), if any, made to the Swap Counterparty allocable to the Group I Mortgage Loans and (ii) the denominator of which is the aggregate stated principal balance of the Group I Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Net WAC Rate:
With respect to any Distribution Date (other than the first Distribution Date) and the Group II Certificates, a per annum rate equal to (A) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) less (B) the annualized percentage equivalent of a fraction, (i) the numerator of which is equal to the net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event), if any, made to the Swap Counterparty allocable to the Group II Mortgage Loans, and (ii) the denominator of which is the aggregate stated principal balance of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate Net
WAC Rate: With respect to any Distribution Date (other than the first Distribution Date) and the Class M Certificates, a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on a prior distribution date) the principal balance of the related Class A Certificates), of (i) the Group I Net WAC Rate and (ii) the Group II Net WAC Rate.

Group I Maximum
Cap Rate: With respect to the Group I Certificates, a per annum rate equal to the product of (A) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) and (B) the quotient (i) the numerator of which is aggregate stated principal balance of the Mortgage Loans and (ii) the denominator of which is the aggregate principal balance of the Certificates, plus the annualized percentage equivalent of a fraction, (x) the numerator of which is equal to any net swap payment received from the Swap Counterparty less any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty and (y) the denominator of which is the aggregate principal balance of the Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Maximum
Cap Rate: With respect to the Group II Certificates, a per annum rate equal to the product of (A) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) and (B) the quotient (i) the numerator of which is aggregate stated principal balance of the Mortgage Loans and (ii) the denominator of which is the aggregate balance of the Certificates, plus the annualized percentage equivalent of a fraction, (x) the numerator of which is equal to any net swap payment received from the Swap Counterparty less any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty and (y) the denominator of which is the aggregate principal balance of the Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate
Maximum Cap Rate: With respect to the Class M Certificates, a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on a prior distribution date) the principal balance of the related Class A Certificates) of the Group I Maximum Cap Rate and the Group II Maximum Cap Rate.

Net WAC Rate
Carryover Amount: With respect to any class of Certificates on any Distribution Date on which the Pass-Through Rate for such class of Certificates is limited by the related Net WAC Rate, an amount equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest actually accrued on such class based on the related Net WAC Rate, and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. With respect to any class of Certificates on any Distribution Date on which the Pass-Through Rate for such class of Certificates is the related Formula Rate, the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group I Interest
Distribution Amount: With respect to any Distribution Date, an amount equal to the sum of (a) the portion of available funds attributable to interest received or advanced with respect to the Group I Mortgage Loans and (b) compensating interest paid by the Servicer with respect to the Group I Mortgage Loans.

Group II Interest
Distribution Amount: With respect to any Distribution Date, an amount equal to the sum of (a) the portion of available funds attributable to interest received or advanced with respect to the Group II Mortgage Loans and (b) compensating interest paid by the Servicer with respect to the Group II Mortgage Loans.

Group I Principal
Allocation Percentage: With respect to any Distribution Date, the principal remittance amount for the Group I Mortgage Loans divided by the aggregate principal remittance amount for all of the Mortgage Loans.

Group II Principal
Allocation Percentage: With respect to any Distribution Date, the principal remittance amount for the Group II Mortgage Loans divided by the aggregate principal remittance amount for all of the Mortgage Loans.

Group I and Group II
Principal Distribution
Amounts: With respect to any Distribution Date, generally an amount determined by multiplying the related Group I Principal Allocation Percentage or Group II Principal Allocation Percentage by the aggregate principal remittance amount for the Mortgage Loans.

Group I Senior
Principal Distribution
Amount: With respect to any Distribution Date, an amount equal to the lesser of (I) the aggregate principal balance of the Group I Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate principal balance of the Group I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 52.80% and (ii) the aggregate stated principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received

during the related Prepayment Period) and (B) the aggregate stated principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate stated principal balance of the Group I Mortgage Loans as of the Cut-off Date.

Group II Senior Principal Distribution Amount:

With respect to any Distribution Date, an amount equal to the lesser of (I) the aggregate principal balance of the Group II Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate principal balance of the Group II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 52.80% and (ii) the aggregate stated principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate stated principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate stated principal balance of the Group II Mortgage Loans as of the Cut-off Date.

Overcollateralization Target Amount:

With respect to any Distribution Date:
(i) prior to the Stepdown Date, 4.30% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date; and,
(ii) on or after the Stepdown Date, the greater of:
(a) the lesser of (x) 4.30% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date and (y) 8.60% of the current aggregate stated principal balance of the Mortgage Loans; and
(b) 0.50% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date (the "*OC Floor*"); provided however, that on any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of:
(i) the Distribution Date following the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero; and,
(ii) the later to occur of
(x) the Distribution Date occurring in March 2010 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 47.20%.

Credit Enhancement:

Consists of the following:
   1) Monthly Excess Cashflow;
   2) Overcollateralized Amount;
   3) Subordination; and
   4) Net swap payments received from the Swap Counterparty (if any).

Monthly Excess Cashflow: With respect to any Distribution Date, an amount equal to the available funds remaining after priorities (I) and (II) under "Priority of Distributions."

Overcollateralized Amount: With respect to any Distribution Date, the excess of the aggregate stated principal balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over the aggregate principal balance of the Class A, Class M and Class P Certificates (not offered hereby) (assuming that 100% of the aggregate principal remittance amount is applied as a principal payment on such Distribution Date). On the Closing Date, the Overcollateralized Amount will be fully funded at approximately 4.30% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralized Amount is reduced below the Overcollateralization Target Amount, Monthly Excess Cashflow will be distributed to the Certificates as described below to build the Overcollateralized Amount until the Overcollateralization Target Amount is reached.

Credit Enhancement Percentage: With respect to any Distribution Date an amount equal to (i) the sum of (a) the aggregate principal balance of the Class M Certificates and (b) the Overcollateralized Amount divided by (ii) the aggregate stated principal balance of the Mortgage Loans.

Delinquency Trigger Event: With respect to any Distribution Date on or after the Stepdown Date, if the percentage of aggregate stated principal balance of (i) Mortgage Loans delinquent 60 days or more, (ii) REO properties and (iii) Mortgage Loans in foreclosure and in bankruptcy (excluding any such Mortgage Loans which are less than 60 days delinquent under the bankruptcy plan) exceeds [37.25]% of the Credit Enhancement Percentage.

Loss Trigger Event: With respect to any Distribution Date on or after March 2009, if the cumulative Realized Losses on the Mortgage Loans as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Cumulative Realized Loss Percentage
March 2009 to February 2010	[1.80]% for the first month, plus an additional 1/12th of [2.20]% for each month thereafter
March 2010 to February 2011	[4.00]% for the first month, plus an additional 1/12th of [2.20]% for each month thereafter
March 2011 to February 2012	[6.20]% for the first month, plus an additional 1/12th of [1.80]% for each month thereafter
March 2012 to February 2013	[8.00]% for the first month, plus an additional 1/12th of [0.95]% for each month thereafter
March 2013 and thereafter	[8.95]%

Trigger Event: With respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Credit Support:

	Initial Credit Enhancement Percentage		Target Credit Enhancement Percentage On and After Stepdown Date	
Class	**Percent**		**Class**	**Percent**
A	23.60%		A	47.20%
M-1	19.75%		M-1	39.50%
M-2	16.10%		M-2	32.20%
M-3	13.95%		M-3	27.90%
M-4	12.10%		M-4	24.20%
M-5	10.25%		M-5	20.50%
M-6	8.65%		M-6	17.30%
M-7	7.05%		M-7	14.10%
M-8	5.65%		M-8	11.30%
M-9	4.30%		M-9	8.60%

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "**Realized Loss**." Realized Losses on the Mortgage Loans will be absorbed first, by Excess Cashflow, second by certain payments made by the Swap Counterparty and third by a reduction of the Overcollateralized Amount. Following the reduction of the Overcollateralized Amount to zero, all remaining Realized Losses will be applied to reduce the principal balance of the Class M Certificates in reverse sequential order, first to the Class M-9 Certificates, second to the Class M-8 Certificates, third to the Class M-7 Certificates, fourth to the Class M-6 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-4 Certificates, seventh to the Class M-3 Certificates, eighth to the Class M-2 Certificates and ninth to the Class M-1 Certificates.

Swap Agreement: On the Closing Date, the Trust will enter into an agreement with the Swap Counterparty pursuant to which on each Distribution Date for the second Distribution Date through the 60th Distribution Date, until the swap is retired (i) the Trust shall be obligated to pay the Swap Counterparty an amount equal to the product of (x) a fixed rate equal to 4.950% per annum, (y) the swap notional amount for such Distribution Date set forth in the schedule below, and (z) a fraction, the numerator of which is 30 and the denominator of which is 360 and (ii) the Swap Counterparty will be required to pay to the Trust an amount equal to product of (x) One-Month LIBOR as determined pursuant to the Swap Agreement, (y) the swap notional amount for such Distribution Date set forth in the schedule below, and (z) a fraction, the numerator of which is 30 and the denominator of which is 360. Only the net amount of the two obligations above will be paid by the appropriate party. To the extent that the Trust is obligated to make a payment to the Swap Counterparty on a Distribution Date (other than any swap termination payment triggered by a Swap Counterparty trigger event, an Event of Default where the Swap Counterparty is the Defaulting Party or a Termination Event where the Swap Counterparty is the Sole Affected Party, each as will be defined in the Swap Agreement (the "Swap Counterparty trigger event")), amounts otherwise available to certificateholders will be applied to make such payment. Such amount will be applied to pay the Swap Counterparty any net swap payment due to the Swap Counterparty, including any unpaid swap termination payment owed to the Swap Counterparty pursuant to the swap agreement for such Distribution Date, other than any swap termination payment triggered by a Swap Counterparty trigger event. To the extent that the Swap Counterparty is obligated to make a swap payment to the Trust, any swap payment will be deposited in a swap account (the "Swap Account") and used as follows:

1) If the NIM Notes (not offered hereby) are outstanding, according to the Monthly Excess Cashflow priorities (III)(i) through (III)(xiv) to the extent not paid after distribution of the Monthly Excess Cashflow.
2) If the NIM Notes are not outstanding, according to the Monthly Excess Cashflow priorities (III)(i) through (III)(xiii) to the extent not paid after distribution of the Monthly Excess Cashflow.

Any remaining swap payments received by the Trust from the Swap Counterparty after payment priority (2) above will reside in the Swap Account and will be distributed according to payment priority (2) above for future Distribution Dates. Swap payments received by the Trust from the Swap Counterparty will not be released to the Class C Certificates (not offered hereby).

Upon early termination of the swap agreement, the Trust or the Swap Counterparty may be liable to make a termination payment (the "**swap termination payment**") to the other party (regardless of which party caused the termination). The swap termination payment will be computed in accordance with the procedures set forth in the swap agreement. In the event that the Trust is required to make a swap termination payment, in certain instances, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to certificateholders.

Swap Schedule

Distribution Date	Swap Notional Amount ($)	Distribution Date	Swap Notional Amount ($)
1	0	31	116,232,793
2	596,554,259	32	115,833,018
3	586,661,263	33	115,433,244
4	575,177,065	34	112,706,782
5	562,379,791	35	106,474,809
6	548,563,720	36	100,535,320
7	540,653,253	37	95,021,088
8	531,664,447	38	86,702,301
9	521,594,313	39	82,165,235
10	508,653,001	40	77,940,121
11	491,735,243	41	74,016,902
12	472,708,294	42	70,377,970
13	453,954,558	43	66,988,690
14	436,444,847	44	63,872,469
15	420,240,321	45	61,068,061
16	405,196,585	46	58,425,364
17	391,242,989	47	55,928,926
18	378,166,400	48	53,553,640
19	365,732,366	49	51,295,205
20	353,999,962	50	49,108,167
21	342,918,077	51	47,046,835
22	327,194,243	52	45,059,130
23	306,931,360	53	43,167,034
24	190,193,352	54	41,353,867
25	173,157,031	55	39,632,231
26	159,829,118	56	37,993,334
27	148,797,118	57	36,065,317
28	139,288,745	58	34,273,864
29	130,878,296	59	32,312,679
30	123,259,791	60	30,397,783

Priority of Distributions:

    I.   Interest Distribution: Group I and Group II Interest Distribution Amounts will be distributed as follows:

    i)   To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement;

    ii)   Pro-rata to the Class A Certificates generally from the related loan group, current interest plus any unpaid interest; and then from the unrelated loan groups, any current interest plus any unpaid interest not paid from the related loan group;

    iii)   To the Class M-1 Certificates current interest;

    iv)   To the Class M-2 Certificates current interest;

    v)   To the Class M-3 Certificates current interest;

    vi)   To the Class M-4 Certificates current interest;

    vii)   To the Class M-5 Certificates current interest;

    viii)   To the Class M-6 Certificates current interest;

    ix)   To the Class M-7 Certificates current interest;

    x)   To the Class M-8 Certificates current interest;

    xi)   To the Class M-9 Certificates current interest;

    xii)   Any interest distribution amounts remaining undistributed following (i) through (xi) above will be distributed as Monthly Excess Cashflow for such Distribution Date.

    II.   Principal Distribution:

(A) On each Distribution Date prior to the Stepdown Date, or if a Trigger Event is in effect:

    i)   To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement, to the extent not paid in (I)(i) above;

    ii)   An amount equal to the Group I Principal Distribution Amount will be distributed to the Group I Certificates, until the Group I Certificates have been reduced to zero;

    iii)   An amount equal to the Group II Principal Distribution Amount will be distributed to the Group II Certificates (according to the priorities described below), until the principal balance thereof has been reduced to zero;

    iv)   Any remaining Group I Principal Distribution Amounts will be distributed to the Group II Certificates (according to the priorities described below), until the principal balance thereof has been reduced to zero.

    v)   Any remaining Group II Principal Distribution Amounts will be distributed to the Group I Certificates, until the Group I Certificates have been reduced to zero;

    vi)   To the Class M-1 Certificates until the principal balance thereof is reduced to zero;

    vii)   To the Class M-2 Certificates until the principal balance thereof is reduced to zero;

viii)   To the Class M-3 Certificates until the principal balance thereof is reduced to zero;

ix)   To the Class M-4 Certificates until the principal balance thereof is reduced to zero;

x)   To the Class M-5 Certificates until the principal balance thereof is reduced to zero;

xi)   To the Class M-6 Certificates until the principal balance thereof is reduced to zero;

xii)   To the Class M-7 Certificates until the principal balance thereof is reduced to zero;

xiii) To the Class M-8 Certificates until the principal balance thereof is reduced to zero;

xiv)   To the Class M-9 Certificates until the principal balance thereof is reduced to zero;

xv)   Any Principal Distribution amounts remaining undistributed following (i) through (xiv) above will be distributed as Monthly Excess Cashflow, if any, for such Distribution Date.

(B) On each Distribution Date on or after the Stepdown Date and if a Trigger Event is not in effect:

i)   To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement, to the extent not paid in (I)(i) above;

ii)   The Group I Principal Distribution Amount will be distributed as follows:

   a. To the Group I Certificates, the Group I Senior Principal Distribution Amount, until the Group I Certificates have been retired.

   b. To the Group II Certificates, the Group II Senior Principal Distribution Amount, to extent not paid in clause (B)(iii)(a) below, according to the payment priority in clause (B)(iii)(a) below.

iii)   The Group II Principal Distribution Amount will be distributed as follows:

   a. To the Group II Certificates, the Group II Senior Principal Distribution Amount (to be distributed according to the priorities described below), until the Group II Certificates have been retired.

   b. To the Group I Certificates, the Group I Senior Principal Distribution Amount, to extent not paid in clause (B)(ii)(a) above.

iv)   The sum of any remaining Principal Distribution Amounts will be distributed in the following order.

a. To the Class M-1 Certificates until it reaches a 39.50% Target Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage);

b. To the Class M-2 Certificates until it reaches a 32.20% Target Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage);

c. To the Class M-3 Certificates until it reaches a 27.90% Target Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage);

d. To the Class M-4 Certificates until it reaches a 24.20% Target Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage);

e. To the Class M-5 Certificates until it reaches a 20.50% Target Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage);

f. To the Class M-6 Certificates until it reaches a 17.30% Target Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage);

g. To the Class M-7 Certificates until it reaches a 14.10% Target Credit Enhancement Percentage (based on 2x the Class M-7 Initial Credit Enhancement Percentage);

h. To the Class M-8 Certificates, until it reaches a 11.30% Target Credit Enhancement Percentage (based on 2x the Class M-8 Initial Credit Enhancement Percentage);

i. To the Class M-9 Certificates, until it reaches a 8.60% Target Credit Enhancement Percentage (based on 2x the Class M-9 Initial Credit Enhancement Percentage); and

j. Any Principal Distribution Amounts remaining undistributed following (a) through (i) above will be distributed as Monthly Excess Cashflow, if any, for such Distribution Date.

With respect to the Group II Certificates, all principal distributions will be allocated sequentially, to the Class II-A-1, Class II-A-2 and Class II-A-3 Certificates, in each case, until their principal balances have been reduced to zero, with the exception that beginning on the first Distribution Date on or after which the principal balances of the Class M Certificates have been reduced to zero and the Monthly Excess Cashflow and Overcollateralized Amount for such Distribution Date are insufficient to cover Realized Losses on the Group II Mortgage Loans, principal distributions among the Group II Certificates will be allocated, pro rata, based on their principal balances, in each case, until their principal balances have been reduced to zero.

III. Monthly Excess Cashflow:

i) As principal to the Certificates to replenish or maintain the Overcollateralized Amount as described under Principal Distribution above;

ii) Pro-rata to the Class A Certificates, in an amount equal to unpaid interest;

iii) To the Class M-1 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

iv) To the Class M-2 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

v) To the Class M-3 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

vi)   To the Class M-4 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

vii)   To the Class M-5 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

viii)   To the Class M-6 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

ix)   To the Class M-7 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

x)   To the Class M-8 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xi)   To the Class M-9 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xii)   Any funds remaining after distributions described in (i) through (xi) above will be distributed to pay any related Net WAC Rate Carryover Amounts as follows: first to the Class A Certificates, pro rata, based on their respective Net WAC Rate Carryover Amounts, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, and lastly to the Class M-9 Certificates sequentially, in that order, in each case up to their respective Net WAC Rate Carryover Amount.

xiii)   To the Swap Counterparty, any unpaid swap termination payment due to the Swap Counterparty as a result of a Swap Counterparty trigger event.

xiv)   Any remaining funds will be distributed to the holders of the Class C Certificates as further described in the pooling agreement.

FOR ADDITIONAL INFORMATION PLEASE CALL:

WaMu Capital Corp.	
Trading	
David Nagle	(206) 554-2425
Kevin Richmond	(212) 702-6921
Finance	
Vinny Varca	(212) 702-6931
Tom Lazar	(206) 554-2416

Rating Agencies	
Moody's	
Debash Chatterjee	(212) 553-1329
S&P	
Todd Niemy	(212) 438-2494

Exhibit A
Mortgage Loan Statistics

		Minimum	Maximum
Scheduled Principal Balance	$814,263,307	$6,253	$1,198,464
Average Scheduled Principal Balance	$182,939		
Number of Mortgage Loans	4,451		
Weighted Average Gross Coupon	8.356%	5.500%	14.000%
Weighted Average FICO Score	632	496	813
Weighted Average Original LTV	82.73%	8.25%	100.00%
Weighted Average Combined Original LTV	91.90%	8.25%	100.00%
Weighted Average DTI	42.33%	1.60%	61.00%
Weighted Average Original Term	356 months	180 months	480 months
Weighted Average Stated Remaining Term	353 months	166 months	479 months
Weighted Average Seasoning	3 months	1 months	15 months
Weighted Average Gross Margin	6.195%	2.750%	10.800%
Weighted Average Minimum Interest Rate	7.682%	3.950%	12.000%
Weighted Average Maximum Interest Rate	14.602%	10.360%	18.925%
Weighted Average Initial Rate Cap	3.096%	1.000%	12.850%
Weighted Average Subsequent Rate Cap	1.013%	1.000%	1.500%
Weighted Average Months to Roll	27 months	10 months	118 months
Maturity Date		December 1, 2020	January 1, 2047

Adj Rate Mortgage	82.71%	Full	46.50%
Fixed Rate Mortgage	17.29%	Limited	14.41%
		Stated	39.10%
ARM—10 Yr/6 Mth	0.36%		
ARM—10 Yr/6 Mth IO	1.14%	Cash-Out Refi	42.40%
ARM—2 Yr/6 Mth	22.66%	Purchase	51.72%
ARM—2 Yr/6 Mth 40 Yr	0.12%	Rate/Term Refi	5.89%
ARM—2 Yr/6 Mth IO	10.25%		
ARM—3 Yr/6 Mth	0.80%	Condominium	6.95%
ARM—3 Yr/6 Mth 40 Yr	0.03%	Planned Unit Development	14.35%
ARM—3 Yr/6 Mth IO	0.37%	Single Family	68.94%
ARM—5 Yr/6 Mth	1.71%	Two to Four Family	9.76%
ARM—5 Yr/6 Mth IO	2.20%		
ARM—7 Yr/6 Mth	0.08%	Investor	4.42%
Balloon—15 Year	1.86%	Owner-Occupied	94.29%
Balloon—2 Yr/6 Mth	38.53%	Second Home	1.30%
Balloon—3 Yr/6 Mth	1.30%		
Balloon—30 Year	3.43%	First Lien	91.72%
Balloon—5 Yr/6 Mth	2.78%	Second Lien	8.28%
Balloon—10 Yr/6 Mth	0.39%		
Fixed—15 Year	0.38%	Top 5 Locations:	
Fixed—20 Year	0.13%	California	31.60%
Fixed—30 Year	11.36%	Florida	13.79%
Fixed—30 Year IO	0.13%	New York	7.10%
		Texas	5.12%
Not Interest Only	85.91%	Massachusetts	4.05%
Interest Only	14.09%		
Prepay Penalty: N/A	31.72%	Prepay Penalty: 30 months	0.10%
Prepay Penalty: 6 months	0.09%	Prepay Penalty: 36 months	13.40%
Prepay Penalty: 12 months	4.79%		
Prepay Penalty: 24 months	49.90%		

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50,000.00	635	$20,991,889.00	2.58%	11.321%	95.06%	625	58.52%	13.42%
50,000.01—100,000.00	1,035	$76,665,945.58	9.42%	9.947%	88.68%	625	54.40%	43.22%
100,000.01—150,000.00	726	$89,198,552.15	10.95%	9.017%	83.97%	622	58.63%	69.05%
150,000.01—200,000.00	517	$89,849,355.79	11.03%	8.441%	80.91%	622	50.00%	86.72%
200,000.01—250,000.00	398	$89,547,556.17	11.00%	8.257%	81.07%	623	46.14%	91.42%
250,000.01—300,000.00	305	$83,926,294.87	10.31%	7.954%	81.12%	633	44.99%	92.81%
300,000.01—350,000.00	246	$80,165,652.76	9.85%	7.843%	81.91%	638	41.65%	93.43%
350,000.01—400,000.00	174	$65,466,534.03	8.04%	7.777%	81.58%	633	38.77%	92.46%
400,000.01—450,000.00	133	$56,417,093.60	6.93%	7.736%	81.62%	641	43.47%	94.77%
450,000.01—500,000.00	102	$48,492,688.70	5.96%	7.445%	81.02%	648	41.30%	90.30%
500,000.01—550,000.00	58	$30,420,423.62	3.74%	7.970%	81.08%	633	44.55%	96.56%
550,000.01—600,000.00	46	$26,223,241.63	3.22%	7.926%	82.85%	653	36.98%	95.61%
600,000.01—650,000.00	23	$14,377,424.80	1.77%	8.018%	83.66%	629	34.60%	91.42%
650,000.01—700,000.00	13	$8,727,203.86	1.07%	7.652%	82.51%	668	23.06%	100.00%
700,000.01—750,000.00	18	$13,035,344.92	1.60%	8.055%	84.57%	649	38.75%	100.00%
750,000.01—800,000.00	3	$2,322,212.71	0.29%	7.676%	83.62%	647	100.00%	65.61%
800,000.01—850,000.00	4	$3,334,080.50	0.41%	7.517%	78.63%	637	49.49%	74.67%
850,000.01—900,000.00	4	$3,496,621.81	0.43%	7.974%	83.04%	622	25.74%	100.00%
950,000.01—1,000,000.00	6	$5,840,176.99	0.72%	7.221%	78.12%	671	83.10%	50.24%
>= 1,000,000.01	5	$5,765,013.94	0.71%	8.454%	75.54%	626	0.00%	100.00%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
5.500—5.999	32	$12,466,752.94	1.53%	5.805%	79.40%	727	80.51%	100.00%
6.000—6.499	79	$27,717,327.91	3.40%	6.283%	80.39%	688	79.07%	92.35%
6.500—6.999	258	$78,006,694.60	9.58%	6.816%	79.67%	661	67.47%	87.23%
7.000—7.499	328	$91,595,068.03	11.25%	7.262%	80.09%	649	51.04%	88.32%
7.500—7.999	707	$182,587,808.74	22.42%	7.753%	80.67%	638	42.18%	91.81%
8.000—8.499	491	$106,878,906.76	13.13%	8.239%	81.43%	628	38.70%	91.04%
8.500—8.999	583	$116,118,844.64	14.26%	8.745%	81.08%	611	38.20%	90.63%
9.000—9.499	322	$53,720,540.15	6.60%	9.229%	82.91%	604	40.66%	90.42%
9.500—9.999	406	$52,170,817.80	6.41%	9.749%	85.56%	593	44.63%	78.56%
10.000—10.499	176	$19,826,816.98	2.43%	10.240%	88.78%	595	49.17%	66.18%
10.500—10.999	284	$25,986,315.31	3.19%	10.780%	94.50%	614	49.86%	38.52%
11.000—11.499	230	$17,742,527.29	2.18%	11.213%	96.85%	642	34.56%	14.36%
11.500—11.999	142	$8,625,167.37	1.06%	11.699%	97.63%	637	47.74%	11.04%
12.000—12.499	165	$8,477,605.86	1.04%	12.240%	98.58%	623	48.23%	1.07%
12.500—12.999	184	$9,644,926.03	1.18%	12.703%	98.85%	628	21.59%	0.00%
13.000—13.499	56	$2,200,458.19	0.27%	13.117%	99.61%	629	13.97%	0.00%
13.500—13.999	7	$426,741.57	0.05%	13.560%	95.80%	642	0.00%	0.00%
>= 14.000	1	$69,987.26	0.01%	14.000%	99.35%	646	0.00%	0.00%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
400—499	1	$134,201.20	0.02%	11.925%	80.00%	496	100.00%	100.00%
500—524	122	$22,546,746.26	2.77%	9.389%	74.96%	513	63.16%	92.71%
525—549	183	$31,609,438.62	3.88%	9.281%	77.65%	537	55.88%	87.22%
550—574	289	$52,646,760.04	6.47%	8.943%	80.95%	562	57.93%	88.99%
575—599	649	$106,902,229.84	13.13%	8.598%	82.80%	588	68.02%	77.79%
600—624	965	$157,676,993.43	19.36%	8.498%	83.69%	612	51.62%	76.92%
625—649	879	$155,179,325.83	19.06%	8.343%	83.37%	637	41.84%	82.64%
650—674	641	$129,248,463.78	15.87%	8.162%	83.26%	660	32.72%	83.93%
675—699	331	$71,274,430.46	8.75%	7.948%	83.32%	687	28.14%	86.31%
>= 700	391	$87,044,717.97	10.69%	7.485%	83.45%	734	39.88%	86.51%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Original LTV (%) *	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50.00	62	$8,049,590.10	0.99%	8.318%	40.53%	586	50.20%	66.51%
50.01—55.00	23	$3,370,100.26	0.41%	7.779%	52.35%	605	39.33%	76.31%
55.01—60.00	33	$6,872,950.94	0.84%	7.998%	57.85%	590	44.92%	75.66%
60.01—65.00	57	$11,442,260.67	1.41%	8.179%	63.45%	583	44.61%	77.96%
65.01—70.00	108	$23,590,803.20	2.90%	8.201%	68.52%	597	33.15%	80.57%
70.01—75.00	137	$30,575,887.24	3.76%	8.160%	74.15%	603	46.15%	87.59%
75.01—79.99	168	$35,783,204.96	4.39%	8.062%	78.24%	621	48.31%	74.17%
80.00—80.00	1,742	$410,231,936.37	50.38%	7.837%	80.00%	645	41.95%	93.53%
80.01—85.00	276	$59,213,138.08	7.27%	8.460%	84.38%	598	51.19%	85.83%
85.01—90.00	420	$92,751,985.09	11.39%	8.424%	89.60%	618	52.07%	89.45%
90.01—95.00	305	$56,221,703.75	6.90%	8.783%	94.63%	637	67.94%	86.93%
95.01—99.99	41	$3,048,163.71	0.37%	10.625%	98.00%	645	62.53%	20.20%
100.00	1,079	$73,111,583.06	8.98%	11.047%	100.00%	647	47.91%	16.58%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Original LTV for all first lien loans and combined original LTV for all second lien loans

Combined Original LTV with Simultaneous Seconds (%) **	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50.00	62	$8,049,590.10	0.99%	8.318%	40.53%	586	50.20%	66.51%
50.01—55.00	23	$3,370,100.26	0.41%	7.779%	52.35%	605	39.33%	76.31%
55.01—60.00	33	$6,872,950.94	0.84%	7.998%	57.85%	590	44.92%	75.66%
60.01—65.00	55	$11,187,887.92	1.37%	8.191%	63.43%	583	45.22%	79.73%
65.01—70.00	104	$22,569,054.24	2.77%	8.223%	68.42%	592	34.42%	78.76%
70.01—75.00	125	$28,272,229.85	3.47%	8.158%	74.11%	600	46.59%	87.35%
75.01—79.99	123	$25,628,384.28	3.15%	8.113%	78.32%	614	49.41%	66.98%
80.00—80.00	201	$45,901,406.48	5.64%	8.312%	80.00%	599	42.68%	85.47%
80.01—85.00	254	$55,293,090.47	6.79%	8.456%	84.44%	597	50.55%	85.19%
85.01—90.00	420	$95,376,214.25	11.71%	8.362%	88.45%	621	52.50%	87.81%
90.01—95.00	423	$86,124,829.05	10.58%	8.611%	89.59%	636	51.53%	89.57%
95.01—99.99	88	$14,080,104.95	1.73%	8.158%	83.68%	645	57.16%	74.32%
100.00	2,540	$411,537,464.64	50.54%	8.352%	83.68%	650	44.09%	81.18%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
180	284	$18,255,944.53	2.24%	11.189%	95.92%	645	44.94%	0.00%
240	11	$1,081,347.44	0.13%	10.222%	84.77%	615	52.78%	0.00%
300	1	$427,231.43	0.05%	5.850%	93.36%	728	100.00%	100.00%
360	4,151	$793,345,087.24	97.43%	8.290%	82.43%	632	46.56%	84.69%
480	4	$1,153,696.79	0.14%	8.448%	72.88%	628	4.94%	100.00%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
121—180	284	$18,255,944.53	2.24%	11.189%	95.92%	645	44.94%	0.00%
181—240	11	$1,081,347.44	0.13%	10.222%	84.77%	615	52.78%	0.00%
241—300	1	$427,231.43	0.05%	5.850%	93.36%	728	100.00%	100.00%
301—360	4,151	$793,345,087.24	97.43%	8.290%	82.43%	632	46.56%	84.69%
>= 361	4	$1,153,696.79	0.14%	8.448%	72.88%	628	4.94%	100.00%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—20.00	116	$17,429,379.95	2.14%	8.403%	80.02%	618	57.73%	78.94%
20.01—25.00	120	$15,569,684.65	1.91%	8.367%	82.39%	640	67.52%	75.71%
25.01—30.00	221	$32,623,910.71	4.01%	8.255%	80.86%	632	56.54%	81.64%
30.01—35.00	435	$71,984,289.78	8.84%	8.325%	82.21%	630	53.89%	84.37%
35.01—40.00	737	$125,447,842.35	15.41%	8.305%	82.32%	633	46.03%	80.85%
40.01—45.00	1,094	$204,643,712.76	25.13%	8.318%	82.79%	636	39.69%	83.27%
45.01—50.00	1,310	$261,418,186.26	32.10%	8.480%	83.44%	633	40.08%	84.38%
50.01—55.00	401	$81,216,816.35	9.97%	8.220%	82.78%	622	65.42%	79.81%
55.01—60.00	14	$3,129,418.06	0.38%	7.589%	84.29%	631	100.00%	91.05%
>= 60.01	3	$800,066.56	0.10%	8.338%	79.39%	557	100.00%	56.35%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
ARM—10 Yr/6 Mth	11	$2,943,132.61	0.36%	6.729%	87.05%	692	81.63%	100.00%
ARM—10 Yr/6 Mth IO	24	$9,276,150.00	1.14%	6.521%	78.09%	702	77.06%	100.00%
ARM—2 Yr/6 Mth	1,099	$184,484,857.37	22.66%	8.671%	81.45%	615	45.20%	100.00%
ARM—2 Yr/6 Mth 40 Yr	3	$948,757.89	0.12%	8.575%	76.32%	629	6.01%	100.00%
ARM—2 Yr/6 Mth IO	268	$83,479,925.63	10.25%	7.593%	81.67%	654	57.68%	100.00%
ARM—3 Yr/6 Mth	47	$6,476,508.49	0.80%	8.875%	84.32%	625	65.81%	100.00%
ARM—3 Yr/6 Mth 40 Yr	1	$204,938.90	0.03%	7.863%	56.94%	622	0.00%	100.00%
ARM—3 Yr/6 Mth IO	8	$3,026,400.00	0.37%	7.395%	81.32%	677	59.19%	100.00%
ARM—5 Yr/6 Mth	52	$13,924,858.82	1.71%	7.509%	80.65%	686	38.59%	100.00%
ARM—5 Yr/6 Mth IO	51	$17,930,204.00	2.20%	6.573%	81.82%	703	73.71%	100.00%
ARM—7 Yr/6 Mth	2	$625,041.37	0.08%	7.692%	70.92%	607	68.85%	100.00%
Balloon—15 Year	230	$15,182,153.47	1.86%	11.462%	99.53%	656	42.19%	0.00%
Balloon—2 Yr/6 Mth	1,181	$313,718,693.50	38.53%	8.069%	81.29%	623	37.71%	100.00%
Balloon—3 Yr/6 Mth	40	$10,579,420.72	1.30%	8.180%	89.19%	615	86.37%	100.00%
Balloon—30 Year	116	$27,951,845.85	3.43%	7.890%	79.31%	620	68.41%	0.00%
Balloon—5 Yr/6 Mth	71	$22,660,901.54	2.78%	7.271%	83.30%	690	36.80%	100.00%
Balloon—10 Yr/6 Mth	12	$3,170,810.27	0.39%	6.629%	76.70%	725	54.06%	100.00%
Fixed—15 Year	54	$3,073,791.06	0.38%	9.840%	78.10%	589	58.51%	0.00%
Fixed—20 Year	11	$1,081,347.44	0.13%	10.222%	84.77%	615	52.78%	0.00%
Fixed—30 Year	1,166	$92,489,168.50	11.36%	10.013%	89.86%	630	50.12%	0.00%
Fixed—30 Year IO	4	$1,034,400.00	0.13%	7.870%	80.81%	617	62.88%	0.00%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Interest Only	355	$114,747,079.63	14.09%	7.345%	81.39%	666	61.84%	99.10%
Not Interest Only	4,096	$699,516,227.80	85.91%	8.522%	82.95%	627	43.98%	80.02%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	4,096	$699,516,227.80	85.91%	8.522%	82.95%	627	43.98%	80.02%
24	3	$1,209,600.00	0.15%	7.797%	80.00%	678	53.70%	100.00%
36	1	$255,000.00	0.03%	7.425%	83.61%	585	0.00%	100.00%
60	310	$98,688,469.63	12.12%	7.427%	81.69%	662	59.79%	99.76%
120	41	$14,594,010.00	1.79%	6.749%	79.40%	688	77.49%	94.55%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	1,464	$258,292,034.68	31.72%	8.564%	83.49%	636	43.05%	79.89%
6	3	$734,449.08	0.09%	8.367%	82.05%	631	63.86%	100.00%
12	147	$38,967,977.86	4.79%	8.522%	82.30%	640	31.54%	83.79%
24	2,167	$406,357,868.12	49.90%	8.334%	82.65%	626	45.09%	92.14%
30	4	$806,995.76	0.10%	7.785%	80.00%	655	56.32%	100.00%
36	666	$109,103,981.93	13.40%	7.893%	81.44%	644	65.05%	53.63%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
First Lien	3,335	$746,870,796.52	91.72%	8.086%	81.22%	630	47.08%	90.17%
Second Lien	1,116	$67,392,510.91	8.28%	11.356%	99.46%	650	40.04%	0.00%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Full	2,288	$378,621,526.74	46.50%	8.146%	83.47%	621	100.00%	80.22%
Limited	562	$117,304,382.29	14.41%	8.444%	82.79%	654	0.00%	83.36%
Stated	1,601	$318,337,398.40	39.10%	8.574%	81.83%	637	0.00%	85.43%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Cash-Out Refi	1,633	$345,214,304.21	42.40%	8.242%	81.00%	616	51.40%	82.21%
Purchase	2,570	$421,103,629.57	51.72%	8.488%	84.21%	645	40.82%	84.00%
Rate/Term Refi	248	$47,945,373.65	5.89%	8.029%	82.28%	629	61.10%	74.92%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Condominium	341	$56,553,299.81	6.95%	8.310%	83.61%	643	40.87%	83.34%
Planned Unit Development	617	$116,859,285.73	14.35%	8.354%	82.44%	631	46.79%	82.15%
Single Family	3,164	$561,372,046.06	68.94%	8.360%	82.56%	629	47.61%	82.69%
Two to Four Family	329	$79,478,675.83	9.76%	8.368%	83.77%	646	42.18%	83.19%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Investor	233	$35,970,454.85	4.42%	8.820%	85.31%	647	48.82%	95.07%
Owner-Occupied	4,164	$767,742,446.24	94.29%	8.335%	82.60%	631	46.66%	82.03%
Second Home	54	$10,550,406.34	1.30%	8.326%	83.26%	674	26.81%	90.02%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Adj Rate Mortgage	2,870	$673,450,601.11	82.71%	8.069%	81.54%	632	45.10%	100.00%
Fixed Rate Mortgage	1,581	$140,812,706.32	17.29%	9.730%	88.44%	630	53.19%	0.00%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
<= 4.999	57	$16,504,527.32	2.45%	6.894%	79.75%	666	61.35%	100.00%
5.000—5.999	1,092	$283,972,339.02	42.17%	7.660%	80.93%	641	53.24%	100.00%
6.000—6.999	1,123	$266,556,259.89	39.58%	8.198%	81.60%	630	36.41%	100.00%
>= 7.000	598	$106,417,474.88	15.80%	9.021%	83.27%	613	42.64%	100.00%
Total	**2,870**	**$673,450,601.11**	**100.00%**	**8.069%**	**81.54%**	**632**	**45.10%**	**100.00%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
<= 4.999	43	$11,557,388.44	1.72%	6.794%	79.41%	663	65.92%	100.00%
5.000—5.499	72	$14,657,402.47	2.18%	7.406%	79.91%	662	35.06%	100.00%
5.500—5.999	193	$40,348,822.62	5.99%	7.313%	79.56%	666	47.38%	100.00%
6.000—6.499	197	$43,181,812.14	6.41%	7.222%	80.57%	665	58.91%	100.00%
6.500—6.999	325	$78,812,335.14	11.70%	7.271%	80.33%	657	58.08%	100.00%
7.000—7.499	331	$80,326,141.16	11.93%	7.596%	81.07%	642	50.14%	100.00%
7.500—7.999	576	$155,080,422.54	23.03%	7.894%	81.79%	636	41.21%	100.00%
8.000—8.499	325	$79,377,658.82	11.79%	8.311%	82.38%	626	38.90%	100.00%
8.500—8.999	354	$85,518,426.78	12.70%	8.787%	81.36%	607	34.88%	100.00%
9.000—9.499	172	$36,047,240.45	5.35%	9.243%	82.54%	598	38.91%	100.00%
9.500—9.999	162	$30,656,500.89	4.55%	9.768%	83.52%	577	36.64%	100.00%
10.000—10.499	58	$8,846,602.17	1.31%	10.222%	86.73%	563	57.07%	100.00%
10.500—10.999	40	$6,398,426.71	0.95%	10.752%	90.17%	562	63.81%	100.00%
11.000—11.499	18	$2,170,810.27	0.32%	11.190%	86.22%	565	49.26%	100.00%
11.500—11.999	3	$379,992.98	0.06%	11.669%	92.94%	569	73.71%	100.00%
12.000—12.499	1	$90,617.53	0.01%	12.000%	75.00%	500	0.00%	100.00%
Total	**2,870**	**$673,450,601.11**	**100.00%**	**8.069%**	**81.54%**	**632**	**45.10%**	**100.00%**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
10.000—10.499	1	$275,600.00	0.04%	6.950%	80.00%	698	0.00%	100.00%
11.000—11.499	1	$167,473.22	0.02%	8.400%	81.16%	569	100.00%	100.00%
11.500—11.999	3	$821,676.59	0.12%	7.233%	71.25%	641	0.00%	100.00%
12.000—12.499	46	$15,352,756.73	2.28%	5.998%	79.51%	715	76.46%	100.00%
12.500—12.999	97	$30,578,613.14	4.54%	6.445%	80.80%	685	79.30%	100.00%
13.000—13.499	236	$66,571,920.19	9.89%	6.966%	80.80%	663	55.52%	100.00%
13.500—13.999	321	$78,650,845.66	11.68%	7.387%	80.32%	651	49.51%	100.00%
14.000—14.499	500	$129,369,090.71	19.21%	7.746%	80.53%	638	43.11%	100.00%
14.500—14.999	507	$119,800,144.95	17.79%	8.099%	81.36%	632	38.82%	100.00%
15.000—15.499	430	$98,208,551.71	14.58%	8.615%	81.97%	616	36.28%	100.00%
15.500—15.999	327	$66,828,416.39	9.92%	9.088%	83.05%	604	36.80%	100.00%
16.000—16.499	185	$32,688,588.60	4.85%	9.609%	83.33%	593	43.63%	100.00%
16.500—16.999	114	$19,620,493.25	2.91%	9.987%	84.24%	569	33.34%	100.00%
17.000—17.499	52	$7,193,766.66	1.07%	10.376%	87.94%	556	64.83%	100.00%
17.500—17.999	34	$5,552,773.10	0.82%	10.918%	89.21%	573	49.19%	100.00%
18.000—18.499	12	$1,350,435.04	0.20%	11.231%	90.29%	567	52.18%	100.00%
18.500—18.999	4	$419,455.17	0.06%	11.658%	90.09%	564	66.77%	100.00%
Total	**2,870**	**$673,450,601.11**	**100.00%**	**8.069%**	**81.54%**	**632**	**45.10%**	**100.00%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	6	$1,202,950.45	0.18%	7.971%	82.87%	620	100.00%	100.00%
2.000	11	$2,716,657.89	0.40%	8.172%	86.03%	637	45.44%	100.00%
3.000	2,757	$636,773,832.66	94.55%	8.144%	81.56%	629	43.71%	100.00%
3.090	1	$307,514.86	0.05%	8.900%	80.00%	633	0.00%	100.00%
5.000	91	$31,588,896.88	4.69%	6.552%	80.71%	706	72.67%	100.00%
9.250	1	$327,766.39	0.05%	7.250%	80.00%	634	0.00%	100.00%
10.425	1	$255,000.00	0.04%	7.425%	83.61%	585	0.00%	100.00%
11.700	1	$183,576.02	0.03%	9.700%	75.00%	526	0.00%	100.00%
12.850	1	$94,405.96	0.01%	9.850%	90.00%	600	0.00%	100.00%
Total	**2,870**	**$673,450,601.11**	**100.00%**	**8.069%**	**81.54%**	**632**	**45.10%**	**100.00%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	2,768	$655,830,813.04	97.38%	8.052%	81.44%	633	44.90%	100.00%
1.500	102	$17,619,788.07	2.62%	8.722%	85.24%	620	52.44%	100.00%
Total	**2,870**	**$673,450,601.11**	**100.00%**	**8.069%**	**81.54%**	**632**	**45.10%**	**100.00%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
12/1/2007	1	$272,787.93	0.04%	7.125%	80.00%	630	0.00%	100.00%
6/1/2008	3	$689,208.35	0.10%	8.551%	87.84%	610	86.31%	100.00%
7/1/2008	3	$430,338.54	0.06%	9.469%	83.25%	611	28.54%	100.00%
8/1/2008	17	$5,951,791.15	0.88%	8.429%	83.99%	623	14.72%	100.00%
9/1/2008	38	$6,923,915.76	1.03%	8.850%	79.74%	601	55.00%	100.00%
10/1/2008	219	$44,967,530.70	6.68%	8.510%	81.45%	613	46.98%	100.00%
11/1/2008	1,213	$241,012,498.10	35.79%	8.252%	81.31%	626	44.27%	100.00%
12/1/2008	887	$238,736,093.23	35.45%	8.030%	81.22%	627	40.94%	100.00%
1/1/2009	169	$43,253,670.63	6.42%	8.277%	82.42%	626	42.88%	100.00%
2/1/2009	1	$394,400.00	0.06%	7.500%	80.00%	620	100.00%	100.00%
8/1/2009	3	$1,412,118.57	0.21%	8.298%	94.02%	651	83.64%	100.00%
9/1/2009	4	$681,801.71	0.10%	8.536%	86.33%	665	78.06%	100.00%
10/1/2009	9	$927,384.11	0.14%	10.206%	94.50%	589	87.63%	100.00%
11/1/2009	48	$9,281,381.57	1.38%	8.293%	88.36%	616	87.94%	100.00%
12/1/2009	28	$7,499,400.34	1.11%	7.985%	81.72%	642	57.50%	100.00%
1/1/2010	4	$485,181.81	0.07%	8.577%	72.41%	586	39.21%	100.00%
8/1/2011	1	$340,000.00	0.05%	7.125%	80.00%	690	0.00%	100.00%
9/1/2011	3	$874,335.85	0.13%	7.909%	82.83%	713	28.26%	100.00%
10/1/2011	3	$955,281.45	0.14%	7.438%	85.99%	646	88.30%	100.00%
11/1/2011	48	$13,741,435.92	2.04%	7.471%	81.43%	684	33.88%	100.00%
12/1/2011	117	$38,101,435.61	5.66%	6.923%	82.29%	698	54.28%	100.00%
1/1/2012	2	$503,475.53	0.07%	8.536%	83.38%	595	100.00%	100.00%
11/1/2013	1	$430,321.71	0.06%	7.700%	75.00%	590	100.00%	100.00%
12/1/2013	1	$194,719.66	0.03%	7.675%	61.90%	645	0.00%	100.00%
2/1/2016	1	$465,000.00	0.07%	6.570%	67.39%	666	100.00%	100.00%
8/1/2016	1	$444,000.00	0.07%	6.950%	79.29%	800	100.00%	100.00%
11/1/2016	10	$2,599,970.88	0.39%	6.739%	82.52%	679	72.21%	100.00%
12/1/2016	35	$11,881,122.00	1.76%	6.536%	79.34%	708	71.36%	100.00%
Total	**2,870**	**$673,450,601.11**	**100.00%**	**8.069%**	**81.54%**	**632**	**45.10%**	**100.00%**

Location	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Alabama	10	$1,146,044.84	0.14%	10.002%	91.17%	590	64.54%	89.62%
Alaska	3	$339,485.89	0.04%	9.075%	82.41%	621	100.00%	87.93%
Arizona	134	$20,043,542.56	2.46%	8.392%	81.45%	633	45.96%	82.58%
Arkansas	16	$1,382,009.14	0.17%	8.796%	83.88%	590	88.26%	66.29%
California	898	$257,301,849.07	31.60%	7.953%	82.23%	643	41.90%	86.11%
Colorado	140	$21,597,266.60	2.65%	8.343%	82.91%	624	63.61%	88.26%
Connecticut	23	$4,716,419.44	0.58%	8.453%	82.15%	632	19.04%	68.40%
Delaware	2	$254,807.22	0.03%	8.788%	78.95%	591	46.51%	100.00%
District of Columbia	11	$2,235,024.35	0.27%	8.070%	83.51%	642	40.88%	70.12%
Florida	612	$112,300,328.71	13.79%	8.512%	81.84%	623	42.66%	84.71%
Georgia	88	$13,616,575.78	1.67%	8.884%	84.22%	628	43.67%	88.63%
Hawaii	10	$3,344,072.08	0.41%	7.621%	81.59%	640	55.29%	67.61%
Idaho	9	$936,415.37	0.12%	8.119%	83.60%	640	66.85%	94.11%
Illinois	202	$32,095,629.11	3.94%	8.673%	84.85%	639	42.13%	85.92%
Indiana	40	$3,225,724.22	0.40%	9.171%	85.17%	621	66.61%	78.69%
Iowa	4	$383,094.52	0.05%	9.157%	87.68%	613	100.00%	54.55%
Kansas	9	$941,820.98	0.12%	8.789%	86.67%	623	80.33%	100.00%
Kentucky	35	$3,369,543.70	0.41%	9.454%	85.74%	599	70.01%	53.98%
Louisiana	39	$3,618,129.15	0.44%	9.158%	85.16%	588	78.17%	78.11%
Maine	11	$1,642,334.52	0.20%	7.633%	85.51%	618	100.00%	82.13%
Maryland	135	$26,777,234.83	3.29%	8.441%	82.86%	631	52.27%	85.96%
Massachusetts	137	$32,957,071.61	4.05%	7.712%	83.23%	638	68.78%	70.48%
Michigan	110	$11,043,791.93	1.36%	9.147%	84.43%	610	54.51%	86.77%
Minnesota	23	$3,973,919.45	0.49%	8.461%	82.95%	633	37.71%	93.07%
Mississippi	15	$1,456,609.73	0.18%	9.418%	88.69%	579	45.09%	64.87%
Missouri	80	$8,648,911.46	1.06%	9.255%	83.23%	604	56.92%	91.44%
Montana	2	$509,391.83	0.06%	8.827%	84.00%	585	100.00%	79.99%
Nebraska	2	$69,487.78	0.01%	10.765%	96.72%	630	34.50%	65.50%
Nevada	110	$22,575,611.97	2.77%	8.250%	82.09%	636	31.85%	86.75%
New Hampshire	7	$1,288,330.40	0.16%	7.734%	85.34%	671	85.50%	86.71%
New Jersey	110	$27,053,578.89	3.32%	8.696%	82.45%	622	37.53%	88.08%
New Mexico	13	$1,598,620.44	0.20%	8.691%	80.56%	629	53.29%	95.71%
New York	206	$57,820,621.81	7.10%	8.226%	82.25%	648	29.78%	77.87%
North Carolina	66	$7,402,969.94	0.91%	8.569%	83.82%	625	53.39%	83.86%
Ohio	180	$14,102,403.13	1.73%	9.123%	84.84%	610	62.20%	69.14%
Oklahoma	54	$4,675,527.21	0.57%	9.039%	85.27%	604	69.75%	61.98%
Oregon	31	$5,823,390.36	0.72%	8.345%	82.03%	623	45.64%	87.81%
Pennsylvania	121	$10,800,139.98	1.33%	8.950%	83.38%	608	60.89%	80.78%
Rhode Island	2	$313,268.06	0.04%	8.159%	69.49%	566	100.00%	100.00%
South Carolina	37	$3,162,687.81	0.39%	9.296%	84.07%	620	50.39%	69.44%
Tennessee	70	$7,470,490.74	0.92%	8.883%	86.42%	612	77.83%	57.74%
Texas	411	$41,728,982.05	5.12%	8.943%	83.04%	618	51.39%	67.86%
Utah	33	$3,733,685.35	0.46%	8.828%	84.48%	627	49.87%	86.42%
Vermont	3	$860,990.98	0.11%	9.218%	76.52%	651	17.39%	96.52%
Virginia	74	$13,742,399.25	1.69%	8.702%	82.68%	625	46.05%	89.73%
Washington	102	$18,578,761.23	2.28%	8.268%	83.88%	626	69.21%	85.72%
West Virginia	6	$432,640.57	0.05%	9.402%	81.97%	573	87.64%	65.80%
Wisconsin	14	$997,626.83	0.12%	9.980%	84.89%	589	71.03%	84.89%
Wyoming	1	$174,044.56	0.02%	8.650%	85.00%	538	100.00%	100.00%
Total	**4,451**	**$814,263,307.43**	**100.00%**	**8.356%**	**82.73%**	**632**	**46.50%**	**82.71%**

Mortgage Loan Statistics—Group I

		Minimum	Maximum
Scheduled Principal Balance	$374,952,749	$11,687	$606,765
Average Scheduled Principal Balance	$153,732		
Number of Mortgage Loans	2,439		
Weighted Average Gross Coupon	8.366%	5.620%	12.950%
Weighted Average FICO Score	619	496	810
Weighted Average Original LTV	81.74%	8.25%	100.00%
Weighted Average Combined Original LTV	88.42%	8.25%	100.00%
Weighted Average DTI	42.60%	20.00%	59.00%
Weighted Average Original Term	357 months	180 months	480 months
Weighted Average Stated Remaining Term	355 months	174 months	479 months
Weighted Average Seasoning	3 months	1 month	8 months
Weighted Average Gross Margin	6.205%	2.750%	7.990%
Weighted Average Minimum Interest Rate	7.740%	3.950%	12.000%
Weighted Average Maximum Interest Rate	14.750%	11.400%	18.925%
Weighted Average Initial Rate Cap	3.079%	1.000%	12.850%
Weighted Average Subsequent Rate Cap	1.018%	1.000%	1.500%
Weighted Average Months to Roll	26 months	16 months	118 months
Maturity Date		August 1, 2021	January 1, 2047

Adj Rate Mortgage	83.18%	Full	52.11%
Fixed Rate Mortgage	16.82%	Limited	6.57%
		Stated	41.32%
ARM—10 Yr/6 Mth	0.76%		
ARM—10 Yr/6 Mth IO	0.78%	Cash-Out Refi	60.89%
ARM—2 Yr/6 Mth	29.69%	Purchase	30.38%
ARM—2 Yr/6 Mth 40 Yr	0.11%	Rate/Term Refi	8.73%
ARM—2 Yr/6 Mth IO	5.64%		
ARM—3 Yr/6 Mth	1.07%	Condominium	8.37%
ARM—3 Yr/6 Mth 40 Yr	0.05%	Planned Unit Development	12.96%
ARM—3 Yr/6 Mth IO	0.06%	Single Family	67.73%
ARM—5 Yr/6 Mth	1.72%	Two to Four Family	10.93%
ARM—5 Yr/6 Mth IO	1.37%		
Balloon—15 Year	0.85%	Investor	6.88%
Balloon—2 Yr/6 Mth	37.80%	Owner-Occupied	91.72%
Balloon—3 Yr/6 Mth	1.33%	Second Home	1.40%
Balloon—30 Year	4.62%		
Balloon—5 Yr/6 Mth	2.39%	First Lien	96.09%
Balloon—10 Yr/6 Mth	0.40%	Second Lien	3.91%
Fixed—15 Year	0.54%		
Fixed—20 Year	0.17%	Top 5 Locations:	
Fixed—30 Year	10.63%	California	18.80%
		Florida	13.65%
Not Interest Only	92.15%	Massachusetts	6.78%
Interest Only	7.85%	Texas	6.06%
		Illinois	5.43%
Prepay Penalty: N/A	33.51%		
Prepay Penalty: 6 months	0.20%		
Prepay Penalty: 12 months	4.36%		
Prepay Penalty: 24 months	47.56%		
Prepay Penalty: 30 months	0.16%		
Prepay Penalty: 36 months	14.21%		

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50,000.00	333	$11,033,731.64	2.94%	10.931%	92.82%	622	64.31%	19.59%
50,000.01—100,000.00	615	$45,412,103.70	12.11%	9.272%	83.92%	614	64.26%	58.78%
100,000.01—150,000.00	467	$57,369,735.23	15.30%	8.530%	80.46%	612	62.77%	82.86%
150,000.01—200,000.00	336	$58,061,800.45	15.49%	8.328%	80.07%	618	51.47%	88.72%
200,000.01—250,000.00	235	$52,964,475.40	14.13%	8.275%	80.28%	615	46.20%	90.54%
250,000.01—300,000.00	168	$46,129,603.04	12.30%	7.951%	81.02%	624	50.70%	90.57%
300,000.01—350,000.00	133	$43,340,289.83	11.56%	7.973%	81.91%	628	44.56%	90.93%
350,000.01—400,000.00	104	$39,262,430.58	10.47%	7.826%	82.08%	624	40.47%	93.13%
400,000.01—450,000.00	30	$12,431,726.58	3.32%	7.743%	82.33%	618	53.39%	90.13%
450,000.01—500,000.00	12	$5,649,134.72	1.51%	7.327%	82.55%	635	34.08%	66.56%
500,000.01—550,000.00	3	$1,559,441.74	0.42%	8.261%	86.45%	609	65.42%	100.00%
550,000.01—600,000.00	2	$1,131,510.21	0.30%	8.032%	92.44%	707	51.21%	100.00%
600,000.01—650,000.00	1	$606,765.46	0.16%	7.990%	95.00%	662	0.00%	100.00%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
5.500—5.999	14	$4,267,127.70	1.14%	5.809%	78.43%	725	83.76%	100.00%
6.000—6.499	42	$12,262,683.27	3.27%	6.300%	82.46%	693	80.21%	93.95%
6.500—6.999	142	$34,620,484.17	9.23%	6.813%	79.32%	656	68.43%	77.02%
7.000—7.499	166	$35,432,737.47	9.45%	7.254%	80.52%	646	60.97%	85.08%
7.500—7.999	393	$75,735,961.52	20.20%	7.753%	79.88%	629	50.43%	88.58%
8.000—8.499	314	$54,582,500.78	14.56%	8.235%	80.79%	619	43.93%	88.61%
8.500—8.999	396	$62,095,339.50	16.56%	8.765%	80.65%	598	44.50%	88.74%
9.000—9.499	231	$30,623,376.06	8.17%	9.245%	82.60%	595	51.61%	87.89%
9.500—9.999	269	$32,154,992.21	8.58%	9.743%	83.63%	578	44.47%	80.36%
10.000—10.499	88	$9,930,885.54	2.65%	10.228%	86.35%	574	49.45%	76.65%
10.500—10.999	129	$10,914,087.42	2.91%	10.755%	90.73%	588	53.84%	52.03%
11.000—11.499	70	$4,708,122.27	1.26%	11.217%	91.89%	604	52.93%	44.32%
11.500—11.999	56	$2,811,771.03	0.75%	11.702%	95.34%	619	49.27%	17.63%
12.000—12.499	69	$2,500,039.90	0.67%	12.223%	96.62%	607	64.08%	3.62%
12.500—12.999	60	$2,312,639.74	0.62%	12.710%	98.34%	627	22.55%	0.00%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
400—499	1	$134,201.20	0.04%	11.925%	80.00%	496	100.00%	100.00%
500—524	103	$18,837,273.06	5.02%	9.426%	74.37%	513	57.87%	92.62%
525—549	146	$23,811,422.70	6.35%	9.256%	77.02%	537	53.68%	85.64%
550—574	220	$36,594,648.54	9.76%	8.966%	80.76%	562	61.43%	87.72%
575—599	438	$59,707,664.12	15.92%	8.551%	82.23%	588	67.91%	75.67%
600—624	484	$64,892,048.70	17.31%	8.457%	83.25%	613	54.86%	76.38%
625—649	438	$66,465,092.82	17.73%	8.187%	82.64%	637	45.95%	84.00%
650—674	291	$48,229,308.27	12.86%	7.897%	82.40%	661	39.08%	83.61%
675—699	158	$26,865,455.60	7.17%	7.837%	82.80%	687	41.34%	88.31%
>= 700	160	$29,415,633.57	7.85%	7.284%	83.12%	734	42.35%	92.38%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

Original LTV (%) *	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50.00	49	$6,346,748.05	1.69%	8.260%	40.12%	590	44.47%	66.17%
50.01—55.00	20	$2,879,784.83	0.77%	7.858%	52.36%	608	44.90%	74.46%
55.01—60.00	29	$4,611,433.63	1.23%	8.166%	57.64%	586	43.90%	73.07%
60.01—65.00	42	$7,233,672.73	1.93%	8.446%	63.23%	570	46.14%	85.49%
65.01—70.00	87	$17,178,312.89	4.58%	8.245%	68.49%	594	34.79%	80.77%
70.01—75.00	105	$18,119,485.40	4.83%	8.346%	73.81%	587	52.74%	85.87%
75.01—79.99	127	$21,529,141.92	5.74%	8.193%	78.53%	615	41.75%	70.18%
80.00—80.00	900	$150,729,974.45	40.20%	7.989%	80.00%	634	47.74%	89.67%
80.01—85.00	216	$41,659,068.51	11.11%	8.538%	84.51%	590	53.59%	83.61%
85.01—90.00	294	$54,651,632.87	14.58%	8.468%	89.59%	616	58.29%	89.59%
90.01—95.00	179	$29,187,054.98	7.78%	8.469%	94.55%	641	74.87%	88.92%
95.01—99.99	17	$1,347,959.03	0.36%	10.075%	98.06%	647	67.13%	45.67%
100.00	374	$19,478,479.29	5.19%	10.802%	100.00%	634	64.14%	30.35%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

Original LTV for all first lien loans and combined original LTV for all second lien loans

Combined Original LTV with Simultaneous Seconds (%) **	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50.00	49	$6,346,748.05	1.69%	8.260%	40.12%	590	44.47%	66.17%
50.01—55.00	20	$2,879,784.83	0.77%	7.858%	52.36%	608	44.90%	74.46%
55.01—60.00	29	$4,611,433.63	1.23%	8.166%	57.64%	586	43.90%	73.07%
60.01—65.00	40	$6,979,299.98	1.86%	8.475%	63.19%	569	47.18%	88.60%
65.01—70.00	85	$16,873,565.19	4.50%	8.278%	68.42%	592	35.11%	79.19%
70.01—75.00	97	$17,183,996.43	4.58%	8.341%	73.79%	584	51.09%	86.37%
75.01—79.99	96	$17,077,758.88	4.55%	8.298%	78.54%	609	39.75%	65.00%
80.00—80.00	153	$28,674,868.89	7.65%	8.529%	80.00%	593	47.39%	82.97%
80.01—85.00	202	$40,186,192.76	10.72%	8.519%	84.53%	591	53.22%	83.33%
85.01—90.00	299	$57,229,983.36	15.26%	8.427%	88.80%	616	56.16%	88.68%
90.01—95.00	248	$41,075,669.98	10.95%	8.447%	90.29%	636	60.45%	88.74%
95.01—99.99	45	$6,266,812.66	1.67%	8.150%	83.62%	642	48.92%	69.44%
100.00	1,076	$129,566,633.94	34.56%	8.282%	83.10%	644	53.61%	83.23%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

**Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans*

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
180	97	$5,230,140.40	1.39%	10.431%	89.69%	627	47.84%	0.00%
240	7	$650,336.85	0.17%	8.824%	75.20%	587	87.76%	0.00%
300	1	$427,231.43	0.11%	5.850%	93.36%	728	100.00%	100.00%
360	2,331	$368,023,225.17	98.15%	8.339%	81.65%	619	52.13%	84.46%
480	3	$621,814.73	0.17%	8.083%	66.78%	642	9.16%	100.00%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
121—180	97	$5,230,140.40	1.39%	10.431%	89.69%	627	47.84%	0.00%
181—240	7	$650,336.85	0.17%	8.824%	75.20%	587	87.76%	0.00%
241—300	1	$427,231.43	0.11%	5.850%	93.36%	728	100.00%	100.00%
301—360	2,331	$368,023,225.17	98.15%	8.339%	81.65%	619	52.13%	84.46%
>= 361	3	$621,814.73	0.17%	8.083%	66.78%	642	9.16%	100.00%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—20.00	7	$930,145.87	0.25%	8.217%	82.63%	660	73.82%	92.24%
20.01—25.00	75	$7,748,039.19	2.07%	8.325%	80.22%	637	65.26%	79.07%
25.01—30.00	139	$17,572,212.10	4.69%	8.451%	79.69%	615	57.66%	80.60%
30.01—35.00	257	$35,657,718.01	9.51%	8.299%	80.83%	620	57.29%	85.51%
35.01—40.00	413	$60,684,032.85	16.18%	8.335%	81.66%	621	51.19%	82.43%
40.01—45.00	595	$93,919,736.23	25.05%	8.354%	81.79%	625	45.00%	84.07%
45.01—50.00	698	$115,997,247.19	30.94%	8.453%	82.18%	618	47.71%	84.11%
50.01—55.00	246	$41,153,698.67	10.98%	8.244%	82.28%	606	70.79%	78.95%
55.01—60.00	9	$1,289,918.47	0.34%	7.863%	86.49%	616	100.00%	92.50%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
ARM—10 Yr/6 Mth	10	$2,867,216.46	0.76%	6.670%	87.24%	693	81.14%	100.00%
ARM—10 Yr/6 Mth IO	10	$2,920,400.00	0.78%	6.431%	78.44%	704	100.00%	100.00%
ARM—2 Yr/6 Mth	766	$111,322,605.32	29.69%	8.754%	81.20%	605	49.45%	100.00%
ARM—2 Yr/6 Mth 40 Yr	2	$416,875.83	0.11%	8.192%	71.62%	652	13.67%	100.00%
ARM—2 Yr/6 Mth IO	83	$21,145,898.66	5.64%	7.410%	82.02%	677	45.73%	100.00%
ARM—3 Yr/6 Mth	33	$3,999,681.08	1.07%	8.763%	88.24%	628	78.10%	100.00%
ARM—3 Yr/6 Mth 40 Yr	1	$204,938.90	0.05%	7.863%	56.94%	622	0.00%	100.00%
ARM—3 Yr/6 Mth IO	1	$240,000.00	0.06%	7.500%	80.00%	647	100.00%	100.00%
ARM—5 Yr/6 Mth	31	$6,461,034.52	1.72%	7.443%	80.30%	688	41.75%	100.00%
ARM—5 Yr/6 Mth IO	21	$5,138,250.00	1.37%	6.683%	82.29%	695	86.38%	100.00%
Balloon—15 Year	66	$3,200,463.51	0.85%	11.207%	99.61%	656	46.02%	0.00%
Balloon—2 Yr/6 Mth	681	$141,726,911.64	37.80%	8.187%	81.24%	610	44.91%	100.00%
Balloon—3 Yr/6 Mth	25	$4,986,189.39	1.33%	8.157%	85.15%	605	91.14%	100.00%
Balloon—30 Year	90	$17,336,858.28	4.62%	7.872%	78.87%	620	65.44%	0.00%
Balloon—5 Yr/6 Mth	36	$8,960,679.29	2.39%	7.171%	84.16%	682	51.53%	100.00%
Balloon—10 Yr/6 Mth	7	$1,483,241.02	0.40%	6.547%	75.41%	697	86.45%	100.00%
Fixed—15 Year	31	$2,029,676.89	0.54%	9.208%	74.07%	583	50.70%	0.00%
Fixed—20 Year	7	$650,336.85	0.17%	8.824%	75.20%	587	87.76%	0.00%
Fixed—30 Year	538	$39,861,490.94	10.63%	9.325%	84.05%	612	66.14%	0.00%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Interest Only	115	$29,444,548.66	7.85%	7.187%	81.70%	683	58.65%	100.00%
Not Interest Only	2,324	$345,508,199.92	92.15%	8.467%	81.74%	614	51.56%	81.74%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	2,324	$345,508,199.92	92.15%	8.467%	81.74%	614	51.56%	81.74%
24	1	$255,200.00	0.07%	7.700%	80.00%	760	100.00%	100.00%
60	98	$24,704,048.66	6.59%	7.303%	81.80%	677	51.45%	100.00%
120	16	$4,485,300.00	1.20%	6.518%	81.22%	709	95.99%	100.00%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	836	$125,652,415.48	33.51%	8.429%	82.57%	625	53.01%	80.45%
6	3	$734,449.08	0.20%	8.367%	82.05%	631	63.86%	100.00%
12	73	$16,339,181.55	4.36%	8.420%	81.54%	626	44.33%	85.83%
24	1,131	$178,327,434.67	47.56%	8.399%	81.65%	612	47.11%	96.46%
30	3	$618,352.18	0.16%	7.674%	80.00%	653	73.50%	100.00%
36	393	$53,280,915.62	14.21%	8.100%	80.15%	627	68.70%	43.92%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
First Lien	2,075	$360,306,819.37	96.09%	8.247%	81.02%	618	52.13%	86.56%
Second Lien	364	$14,645,929.21	3.91%	11.301%	99.46%	643	51.59%	0.00%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Full	1,398	$195,396,593.38	52.11%	8.216%	82.96%	612	100.00%	79.13%
Limited	171	$24,632,820.61	6.57%	8.480%	82.31%	634	0.00%	79.48%
Stated	870	$154,923,334.59	41.32%	8.537%	80.11%	627	0.00%	88.87%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Cash-Out Refi	1,236	$228,300,676.12	60.89%	8.271%	80.33%	611	51.25%	82.21%
Purchase	1,015	$113,901,227.32	30.38%	8.646%	84.52%	635	51.35%	87.55%
Rate/Term Refi	188	$32,750,845.14	8.73%	8.057%	81.88%	623	60.78%	74.72%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Condominium	198	$31,378,494.15	8.37%	8.225%	83.05%	636	44.60%	85.31%
Planned Unit Development	311	$48,612,154.44	12.96%	8.382%	81.31%	616	51.90%	83.46%
Single Family	1,757	$253,965,264.10	67.73%	8.422%	81.46%	615	53.30%	82.71%
Two to Four Family	173	$40,996,835.89	10.93%	8.108%	82.97%	638	50.75%	84.09%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Investor	175	$25,794,114.20	6.88%	8.698%	85.40%	650	51.35%	94.19%
Owner-Occupied	2,236	$343,905,059.32	91.72%	8.338%	81.45%	616	52.85%	82.15%
Second Home	28	$5,253,575.06	1.40%	8.542%	82.95%	668	7.25%	96.45%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Adj Rate Mortgage	1,707	$311,873,922.11	83.18%	8.235%	81.48%	620	49.58%	100.00%
Fixed Rate Mortgage	732	$63,078,826.47	16.82%	9.012%	83.00%	615	64.65%	0.00%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
<= 4.999	31	$7,411,230.99	2.38%	6.879%	79.47%	671	65.03%	100.00%
5.000—5.999	614	$119,959,511.39	38.46%	7.808%	81.52%	627	55.88%	100.00%
6.000—6.999	710	$133,424,690.98	42.78%	8.361%	81.15%	618	41.75%	100.00%
>= 7.000	352	$51,078,488.75	16.38%	9.110%	82.56%	601	52.97%	100.00%
Total	**1,707**	**$311,873,922.11**	**100.00%**	**8.235%**	**81.48%**	**620**	**49.58%**	**100.00%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
<= 4.999	20	$4,470,209.33	1.43%	6.597%	79.09%	664	69.55%	100.00%
5.000—5.499	43	$7,443,715.09	2.39%	7.483%	79.97%	653	46.60%	100.00%
5.500—5.999	126	$19,874,590.45	6.37%	7.538%	79.58%	652	52.99%	100.00%
6.000—6.499	139	$24,911,210.02	7.99%	7.407%	80.58%	656	62.00%	100.00%
6.500—6.999	195	$36,239,815.33	11.62%	7.560%	80.94%	650	58.86%	100.00%
7.000—7.499	182	$31,530,541.76	10.11%	7.820%	81.51%	634	57.92%	100.00%
7.500—7.999	313	$64,151,183.44	20.57%	8.012%	82.05%	627	45.57%	100.00%
8.000—8.499	163	$33,781,700.24	10.83%	8.256%	81.89%	616	40.36%	100.00%
8.500—8.999	212	$40,000,192.95	12.83%	8.787%	80.39%	587	41.84%	100.00%
9.000—9.499	114	$18,374,790.72	5.89%	9.259%	83.09%	585	53.94%	100.00%
9.500—9.999	105	$17,962,097.40	5.76%	9.747%	81.54%	564	34.11%	100.00%
10.000—10.499	46	$6,751,351.91	2.16%	10.218%	85.40%	561	48.80%	100.00%
10.500—10.999	29	$3,955,996.84	1.27%	10.720%	88.48%	562	58.42%	100.00%
11.000—11.499	16	$1,955,916.12	0.63%	11.188%	84.70%	558	48.16%	100.00%
11.500—11.999	3	$379,992.98	0.12%	11.669%	92.94%	569	73.71%	100.00%
12.000—12.499	1	$90,617.53	0.03%	12.000%	75.00%	500	0.00%	100.00%
Total	**1,707**	**$311,873,922.11**	**100.00%**	**8.235%**	**81.48%**	**620**	**49.58%**	**100.00%**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
11.000—11.499	1	$167,473.22	0.05%	8.400%	81.16%	569	100.00%	100.00%
11.500—11.999	2	$621,287.64	0.20%	7.002%	68.43%	644	0.00%	100.00%
12.000—12.499	19	$4,949,620.05	1.59%	5.988%	78.64%	715	83.50%	100.00%
12.500—12.999	57	$14,195,415.75	4.55%	6.481%	81.70%	684	77.37%	100.00%
13.000—13.499	125	$26,863,149.64	8.61%	7.023%	81.70%	662	62.77%	100.00%
13.500—13.999	176	$33,486,834.47	10.74%	7.441%	80.37%	644	60.65%	100.00%
14.000—14.499	273	$51,051,670.81	16.37%	7.794%	80.15%	628	51.84%	100.00%
14.500—14.999	305	$57,819,313.83	18.54%	8.191%	81.32%	625	39.22%	100.00%
15.000—15.499	265	$44,682,710.72	14.33%	8.648%	81.41%	599	45.88%	100.00%
15.500—15.999	230	$37,915,371.65	12.16%	9.124%	82.62%	593	41.47%	100.00%
16.000—16.499	98	$16,374,280.05	5.25%	9.541%	83.02%	579	50.11%	100.00%
16.500—16.999	80	$13,547,563.16	4.34%	9.909%	82.02%	566	23.63%	100.00%
17.000—17.499	38	$4,990,237.57	1.60%	10.333%	85.91%	552	59.17%	100.00%
17.500—17.999	24	$3,605,920.42	1.16%	10.858%	87.06%	565	43.74%	100.00%
18.000—18.499	11	$1,223,080.15	0.39%	11.230%	89.28%	563	47.20%	100.00%
18.500—18.999	3	$379,992.98	0.12%	11.669%	92.94%	569	73.71%	100.00%
Total	**1,707**	**$311,873,922.11**	**100.00%**	**8.235%**	**81.48%**	**620**	**49.58%**	**100.00%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	2	$360,777.38	0.12%	6.934%	83.06%	659	100.00%	100.00%
2.000	2	$381,434.96	0.12%	7.902%	81.69%	625	46.75%	100.00%
3.000	1,656	$298,949,505.45	95.86%	8.300%	81.47%	617	48.14%	100.00%
3.090	1	$307,514.86	0.10%	8.900%	80.00%	633	0.00%	100.00%
5.000	44	$11,596,707.48	3.72%	6.580%	81.83%	699	87.57%	100.00%
11.700	1	$183,576.02	0.06%	9.700%	75.00%	526	0.00%	100.00%
12.850	1	$94,405.96	0.03%	9.850%	90.00%	600	0.00%	100.00%
Total	**1,707**	**$311,873,922.11**	**100.00%**	**8.235%**	**81.48%**	**620**	**49.58%**	**100.00%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	1,633	$300,853,815.83	96.47%	8.206%	81.31%	620	49.37%	100.00%
1.500	74	$11,020,106.28	3.53%	9.039%	86.37%	614	55.15%	100.00%
Total	**1,707**	**$311,873,922.11**	**100.00%**	**8.235%**	**81.48%**	**620**	**49.58%**	**100.00%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
6/1/2008	3	$689,208.35	0.22%	8.551%	87.84%	610	86.31%	100.00%
7/1/2008	2	$349,662.71	0.11%	9.186%	80.54%	619	12.05%	100.00%
8/1/2008	8	$1,985,241.21	0.64%	8.401%	86.77%	618	44.14%	100.00%
9/1/2008	29	$5,374,410.17	1.72%	8.924%	78.43%	597	53.35%	100.00%
10/1/2008	138	$22,130,270.70	7.10%	8.728%	81.74%	596	52.25%	100.00%
11/1/2008	768	$121,680,497.26	39.02%	8.428%	81.26%	617	48.89%	100.00%
12/1/2008	492	$103,175,533.86	33.08%	8.149%	80.98%	614	44.85%	100.00%
1/1/2009	92	$19,227,467.19	6.17%	8.415%	82.30%	609	34.95%	100.00%
9/1/2009	4	$681,801.71	0.22%	8.536%	86.33%	665	78.06%	100.00%
10/1/2009	7	$679,588.37	0.22%	10.121%	97.39%	598	83.11%	100.00%
11/1/2009	30	$4,799,092.49	1.54%	8.222%	84.52%	617	89.46%	100.00%
12/1/2009	15	$2,785,144.99	0.89%	8.191%	87.11%	614	83.57%	100.00%
1/1/2010	4	$485,181.81	0.16%	8.577%	72.41%	586	39.21%	100.00%
10/1/2011	1	$111,728.51	0.04%	8.550%	80.00%	645	0.00%	100.00%
11/1/2011	26	$5,001,613.12	1.60%	7.490%	80.66%	676	47.08%	100.00%
12/1/2011	60	$15,106,703.33	4.84%	6.973%	83.04%	694	59.96%	100.00%
1/1/2012	1	$339,918.85	0.11%	8.625%	85.00%	564	100.00%	100.00%
11/1/2016	8	$1,771,970.88	0.57%	6.806%	83.69%	676	91.74%	100.00%
12/1/2016	19	$5,498,886.60	1.76%	6.466%	80.52%	705	89.18%	100.00%
Total	**1,707**	**$311,873,922.11**	**100.00%**	**8.235%**	**81.48%**	**620**	**49.58%**	**100.00%**

Location	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Alabama	8	$887,941.93	0.24%	9.916%	88.60%	586	54.24%	86.61%
Alaska	3	$339,485.89	0.09%	9.075%	82.41%	621	100.00%	87.93%
Arizona	88	$13,038,052.74	3.48%	8.293%	80.38%	632	48.79%	81.37%
Arkansas	15	$1,287,626.51	0.34%	8.682%	82.70%	587	87.40%	63.82%
California	264	$70,506,625.33	18.80%	7.819%	79.02%	627	38.94%	88.77%
Colorado	95	$14,199,642.51	3.79%	8.250%	82.30%	623	60.64%	90.91%
Connecticut	15	$2,804,199.55	0.75%	8.379%	79.98%	627	22.61%	54.70%
Delaware	2	$254,807.22	0.07%	8.788%	78.95%	591	46.51%	100.00%
District of Columbia	7	$1,080,571.80	0.29%	8.467%	83.00%	629	53.10%	84.72%
Florida	289	$51,174,979.91	13.65%	8.595%	80.97%	607	38.21%	87.47%
Georgia	49	$6,025,633.01	1.61%	8.727%	83.44%	614	62.15%	89.90%
Hawaii	3	$907,509.86	0.24%	7.200%	89.09%	653	43.86%	100.00%
Idaho	5	$660,585.28	0.18%	8.003%	83.44%	646	53.01%	100.00%
Illinois	138	$20,356,688.47	5.43%	8.636%	84.86%	630	52.06%	87.02%
Indiana	30	$2,780,663.31	0.74%	9.004%	85.11%	621	65.43%	82.04%
Iowa	4	$383,094.52	0.10%	9.157%	87.68%	613	100.00%	54.55%
Kansas	8	$852,016.59	0.23%	8.758%	86.03%	628	78.25%	100.00%
Kentucky	24	$2,420,212.18	0.65%	8.964%	85.23%	601	79.12%	51.19%
Louisiana	27	$2,630,319.41	0.70%	9.032%	85.62%	589	79.25%	76.27%
Maine	8	$1,108,098.45	0.30%	7.376%	83.53%	623	100.00%	78.21%
Maryland	82	$14,122,928.74	3.77%	8.294%	79.92%	633	49.92%	84.67%
Massachusetts	108	$25,417,835.14	6.78%	7.595%	82.32%	641	70.55%	70.48%
Michigan	77	$7,525,534.20	2.01%	9.002%	84.04%	606	63.48%	86.82%
Minnesota	16	$2,259,584.41	0.60%	8.272%	80.86%	646	32.61%	91.83%
Mississippi	11	$1,023,063.76	0.27%	9.765%	91.92%	577	64.20%	92.37%
Missouri	65	$6,601,083.07	1.76%	9.214%	82.17%	599	68.63%	89.92%
Nevada	54	$11,002,808.73	2.93%	8.108%	81.58%	624	38.23%	90.39%
New Hampshire	4	$544,466.79	0.15%	8.089%	87.76%	617	65.69%	93.14%
New Jersey	64	$14,820,738.21	3.95%	8.442%	82.97%	618	47.81%	91.57%
New Mexico	9	$1,315,169.34	0.35%	8.650%	79.82%	628	64.77%	99.10%
New York	59	$13,425,985.73	3.58%	7.995%	80.68%	615	46.07%	81.31%
North Carolina	49	$5,176,131.08	1.38%	8.579%	83.00%	621	63.82%	84.24%
Ohio	127	$10,754,618.58	2.87%	8.840%	83.74%	610	66.09%	73.90%
Oklahoma	39	$3,468,985.33	0.93%	8.982%	85.58%	596	77.50%	61.99%
Oregon	15	$2,811,791.39	0.75%	7.977%	84.09%	623	50.08%	89.71%
Pennsylvania	86	$8,114,930.95	2.16%	8.801%	82.87%	603	66.39%	80.87%
Rhode Island	2	$313,268.06	0.08%	8.159%	69.49%	566	100.00%	100.00%
South Carolina	22	$2,342,138.85	0.62%	8.882%	81.42%	621	47.17%	74.83%
Tennessee	52	$4,788,877.68	1.28%	8.958%	85.88%	606	79.19%	65.85%
Texas	269	$22,722,341.76	6.06%	9.018%	82.16%	612	57.76%	60.28%
Utah	20	$2,785,841.79	0.74%	8.311%	83.14%	622	62.27%	96.21%
Vermont	2	$149,716.70	0.04%	8.590%	84.00%	645	100.00%	79.99%
Virginia	47	$7,395,888.71	1.97%	8.659%	82.31%	608	48.66%	91.46%
Washington	64	$11,188,938.92	2.98%	8.282%	82.34%	615	71.46%	86.31%
West Virginia	4	$251,627.48	0.07%	8.498%	81.38%	600	78.74%	51.24%
Wisconsin	9	$755,654.15	0.20%	9.786%	85.06%	581	82.73%	88.57%
Wyoming	1	$174,044.56	0.05%	8.650%	85.00%	538	100.00%	100.00%
Total	**2,439**	**$374,952,748.58**	**100.00%**	**8.366%**	**81.74%**	**619**	**52.11%**	**83.18%**

Mortgage Loan Statistics—Group II

		Minimum	Maximum
Scheduled Principal Balance	$439,310,559	$6,253	$1,198,464
Average Scheduled Principal Balance	$218,345		
Number of Mortgage Loans	2,012		
Weighted Average Gross Coupon	8.348%	5.500%	14.000%
Weighted Average FICO Score	643	500	813
Weighted Average Original LTV	83.58%	21.57%	100.00%
Weighted Average Combined Original LTV	94.88%	21.57%	100.00%
Weighted Average DTI	42.11%	1.60%	61.00%
Weighted Average Original Term	355 months	180 months	480 months
Weighted Average Stated Remaining Term	352 months	166 months	479 months
Weighted Average Seasoning	3 months	1 month	15 months
Weighted Average Gross Margin	6.186%	3.600%	10.800%
Weighted Average Minimum Interest Rate	7.631%	4.050%	11.240%
Weighted Average Maximum Interest Rate	14.474%	10.360%	18.800%
Weighted Average Initial Rate Cap	3.110%	1.000%	10.425%
Weighted Average Subsequent Rate Cap	1.009%	1.000%	1.500%
Weighted Average Months to Roll	28 months	10 months	118 months
Maturity Date		December 1, 2020	January 1, 2047

Adj Rate Mortgage	82.31%	Full	41.71%
Fixed Rate Mortgage	17.69%	Limited	21.09%
		Stated	37.20%
ARM—10 Yr/6 Mth	0.02%		
ARM—10 Yr/6 Mth IO	1.45%	Cash-Out Refi	26.61%
ARM—2 Yr/6 Mth	16.65%	Purchase	69.93%
ARM—2 Yr/6 Mth 40 Yr	0.12%	Rate/Term Refi	3.46%
ARM—2 Yr/6 Mth IO	14.19%		
ARM—3 Yr/6 Mth	0.56%	Condominium	5.73%
ARM—3 Yr/6 Mth IO	0.63%	Planned Unit Development	15.54%
ARM—5 Yr/6 Mth	1.70%	Single Family	69.97%
ARM—5 Yr/6 Mth IO	2.91%	Two to Four Family	8.76%
ARM—7 Yr/6 Mth	0.14%		
Balloon—15 Year	2.73%	Investor	2.32%
Balloon—2 Yr/6 Mth	39.15%	Owner-Occupied	96.48%
Balloon—3 Yr/6 Mth	1.27%	Second Home	1.21%
Balloon—30 Year	2.42%		
Balloon—5 Yr/6 Mth	3.12%	First Lien	87.99%
Balloon—10 Yr/6 Mth	0.38%	Second Lien	12.01%
Fixed—15 Year	0.24%		
Fixed—20 Year	0.10%	Top 5 Locations:	
Fixed—30 Year	11.98%	California	42.52%
Fixed—30 Year IO	0.24%	Florida	13.91%
		New York	10.11%
Not Interest Only	80.58%	Texas	4.33%
Interest Only	19.42%	Maryland	2.88%
Prepay Penalty: N/A	30.19%		
Prepay Penalty: 12 months	5.15%		
Prepay Penalty: 24 months	51.91%		
Prepay Penalty: 30 months	0.04%		
Prepay Penalty: 36 months	12.71%		

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50,000.00	302	$9,958,157.36	2.27%	11.754%	97.54%	628	52.11%	6.58%
50,000.01—100,000.00	420	$31,253,841.88	7.11%	10.928%	95.61%	641	40.08%	20.61%
100,000.01—150,000.00	259	$31,828,816.92	7.25%	9.896%	90.29%	640	51.16%	44.15%
150,000.01—200,000.00	181	$31,787,555.34	7.24%	8.647%	82.44%	630	47.32%	83.06%
200,000.01—250,000.00	163	$36,583,080.77	8.33%	8.230%	82.22%	635	46.05%	92.68%
250,000.01—300,000.00	137	$37,796,691.83	8.60%	7.957%	81.25%	645	38.02%	95.54%
300,000.01—350,000.00	113	$36,825,362.93	8.38%	7.691%	81.91%	650	38.23%	96.37%
350,000.01—400,000.00	70	$26,204,103.45	5.96%	7.703%	80.82%	648	36.21%	91.45%
400,000.01—450,000.00	103	$43,985,367.02	10.01%	7.734%	81.42%	647	40.66%	96.08%
450,000.01—500,000.00	90	$42,843,553.98	9.75%	7.461%	80.82%	650	42.25%	93.43%
500,000.01—550,000.00	55	$28,860,981.88	6.57%	7.954%	80.79%	635	43.42%	96.37%
550,000.01—600,000.00	44	$25,091,731.42	5.71%	7.922%	82.42%	651	36.34%	95.41%
600,000.01—650,000.00	22	$13,770,659.34	3.13%	8.019%	83.16%	628	36.12%	91.05%
650,000.01—700,000.00	13	$8,727,203.86	1.99%	7.652%	82.51%	668	23.06%	100.00%
700,000.01—750,000.00	18	$13,035,344.92	2.97%	8.055%	84.57%	649	38.75%	100.00%
750,000.01—800,000.00	3	$2,322,212.71	0.53%	7.676%	83.62%	647	100.00%	65.61%
800,000.01—850,000.00	4	$3,334,080.50	0.76%	7.517%	78.63%	637	49.49%	74.67%
850,000.01—900,000.00	4	$3,496,621.81	0.80%	7.974%	83.04%	622	25.74%	100.00%
950,000.01—1,000,000.00	6	$5,840,176.99	1.33%	7.221%	78.12%	671	83.10%	50.24%
>= 1,000,000.01	5	$5,765,013.94	1.31%	8.454%	75.54%	626	0.00%	100.00%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
5.500—5.999	18	$8,199,625.24	1.87%	5.802%	79.90%	729	78.82%	100.00%
6.000—6.499	37	$15,454,644.64	3.52%	6.270%	78.76%	684	78.16%	91.08%
6.500—6.999	116	$43,386,210.43	9.88%	6.818%	79.95%	664	66.71%	95.38%
7.000—7.499	162	$56,162,330.56	12.78%	7.267%	79.81%	651	44.77%	90.36%
7.500—7.999	314	$106,851,847.22	24.32%	7.752%	81.23%	644	36.34%	94.09%
8.000—8.499	177	$52,296,405.98	11.90%	8.243%	82.09%	637	33.24%	93.58%
8.500—8.999	187	$54,023,505.14	12.30%	8.723%	81.57%	627	30.95%	92.80%
9.000—9.499	91	$23,097,164.09	5.26%	9.208%	83.33%	617	26.15%	93.76%
9.500—9.999	137	$20,015,825.59	4.56%	9.759%	88.66%	615	44.88%	75.65%
10.000—10.499	88	$9,895,931.44	2.25%	10.253%	91.22%	616	48.89%	55.66%
10.500—10.999	155	$15,072,227.89	3.43%	10.798%	97.23%	632	46.97%	28.74%
11.000—11.499	160	$13,034,405.02	2.97%	11.211%	98.64%	655	27.93%	3.53%
11.500—11.999	86	$5,813,396.34	1.32%	11.698%	98.73%	645	47.00%	7.85%
12.000—12.499	96	$5,977,565.96	1.36%	12.247%	99.40%	630	41.61%	0.00%
12.500—12.999	124	$7,332,286.29	1.67%	12.701%	99.02%	628	21.28%	0.00%
13.000—13.499	56	$2,200,458.19	0.50%	13.117%	99.61%	629	13.97%	0.00%
13.500—13.999	7	$426,741.57	0.10%	13.560%	95.80%	642	0.00%	0.00%
>= 14.000	1	$69,987.26	0.02%	14.000%	99.35%	646	0.00%	0.00%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
500—524	19	$3,709,473.20	0.84%	9.197%	77.99%	514	90.00%	93.17%
525—549	37	$7,798,015.92	1.78%	9.359%	79.56%	536	62.61%	92.07%
550—574	69	$16,052,111.50	3.65%	8.890%	81.40%	561	49.95%	91.88%
575—599	211	$47,194,565.72	10.74%	8.656%	83.52%	589	68.16%	80.49%
600—624	481	$92,784,944.73	21.12%	8.527%	84.00%	612	49.35%	77.29%
625—649	441	$88,714,233.01	20.19%	8.461%	83.91%	637	38.75%	81.63%
650—674	350	$81,019,155.51	18.44%	8.320%	83.78%	660	28.94%	84.13%
675—699	173	$44,408,974.86	10.11%	8.015%	83.63%	687	20.15%	85.10%
>= 700	231	$57,629,084.40	13.12%	7.588%	83.62%	733	38.62%	83.51%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

Original LTV (%) *	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50.00	13	$1,702,842.05	0.39%	8.535%	42.04%	573	71.55%	67.79%
50.01—55.00	3	$490,315.43	0.11%	7.314%	52.25%	582	6.67%	87.22%
55.01—60.00	4	$2,261,517.31	0.51%	7.655%	58.28%	597	47.01%	80.93%
60.01—65.00	15	$4,208,587.94	0.96%	7.720%	63.83%	605	41.97%	65.02%
65.01—70.00	21	$6,412,490.31	1.46%	8.082%	68.59%	605	28.76%	80.01%
70.01—75.00	32	$12,456,401.84	2.84%	7.891%	74.64%	626	36.57%	90.09%
75.01—79.99	41	$14,254,063.04	3.24%	7.863%	77.79%	631	58.21%	80.19%
80.00—80.00	842	$259,501,961.92	59.07%	7.749%	80.00%	651	38.59%	95.77%
80.01—85.00	60	$17,554,069.57	4.00%	8.277%	84.07%	615	45.49%	91.09%
85.01—90.00	126	$38,100,352.22	8.67%	8.361%	89.61%	621	43.13%	89.26%
90.01—95.00	126	$27,034,648.77	6.15%	9.123%	94.72%	632	60.46%	84.79%
95.01—99.99	24	$1,700,204.68	0.39%	11.061%	97.96%	644	58.88%	0.00%
100.00	705	$53,633,103.77	12.21%	11.136%	100.00%	652	42.02%	11.58%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

*Original LTV for all first lien loans and combined original LTV for all second lien loans

Combined Original LTV with Simultaneous Seconds (%) **	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50.00	13	$1,702,842.05	0.39%	8.535%	42.04%	573	71.55%	67.79%
50.01—55.00	3	$490,315.43	0.11%	7.314%	52.25%	582	6.67%	87.22%
55.01—60.00	4	$2,261,517.31	0.51%	7.655%	58.28%	597	47.01%	80.93%
60.01—65.00	15	$4,208,587.94	0.96%	7.720%	63.83%	605	41.97%	65.02%
65.01—70.00	19	$5,695,489.05	1.30%	8.060%	68.42%	594	32.38%	77.49%
70.01—75.00	28	$11,088,233.42	2.52%	7.874%	74.60%	624	39.61%	88.87%
75.01—79.99	27	$8,550,625.40	1.95%	7.742%	77.88%	622	68.69%	70.95%
80.00—80.00	48	$17,226,537.59	3.92%	7.949%	80.00%	609	34.84%	89.62%
80.01—85.00	52	$15,106,897.71	3.44%	8.290%	84.20%	613	43.48%	90.13%
85.01—90.00	121	$38,146,230.89	8.68%	8.264%	87.92%	629	47.01%	86.51%
90.01—95.00	175	$45,049,159.07	10.25%	8.761%	88.95%	636	43.40%	90.32%
95.01—99.99	43	$7,813,292.29	1.78%	8.166%	83.72%	647	63.77%	78.24%
100.00	1,464	$281,970,830.70	64.18%	8.385%	83.95%	653	39.72%	80.23%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

**Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
180	187	$13,025,804.13	2.97%	11.493%	98.42%	651	43.77%	0.00%
240	4	$431,010.59	0.10%	12.330%	99.22%	658	0.00%	0.00%
360	1,820	$425,321,862.07	96.82%	8.247%	83.11%	643	41.74%	84.89%
480	1	$531,882.06	0.12%	8.875%	80.00%	611	0.00%	100.00%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
121—180	187	$13,025,804.13	2.97%	11.493%	98.42%	651	43.77%	0.00%
181—240	4	$431,010.59	0.10%	12.330%	99.22%	658	0.00%	0.00%
301—360	1,820	$425,321,862.07	96.82%	8.247%	83.11%	643	41.74%	84.89%
>= 361	1	$531,882.06	0.12%	8.875%	80.00%	611	0.00%	100.00%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—20.00	109	$16,499,234.08	3.76%	8.414%	79.87%	616	56.82%	78.19%
20.01—25.00	45	$7,821,645.46	1.78%	8.408%	84.54%	642	69.76%	72.39%
25.01—30.00	82	$15,051,698.61	3.43%	8.026%	82.23%	652	55.23%	82.85%
30.01—35.00	178	$36,326,571.77	8.27%	8.351%	83.56%	639	50.56%	83.25%
35.01—40.00	324	$64,763,809.50	14.74%	8.277%	82.93%	645	41.20%	79.36%
40.01—45.00	499	$110,723,976.53	25.20%	8.288%	83.63%	645	35.18%	82.59%
45.01—50.00	612	$145,420,939.07	33.10%	8.502%	84.45%	645	34.00%	84.60%
50.01—55.00	155	$40,063,117.68	9.12%	8.196%	83.29%	638	59.91%	80.69%
55.01—60.00	5	$1,839,499.59	0.42%	7.397%	82.75%	641	100.00%	90.03%
>= 60.01	3	$800,066.56	0.18%	8.338%	79.39%	557	100.00%	56.35%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
ARM—10 Yr/6 Mth	1	$75,916.15	0.02%	8.970%	80.00%	657	100.00%	100.00%
ARM—10 Yr/6 Mth IO	14	$6,355,750.00	1.45%	6.563%	77.93%	701	66.52%	100.00%
ARM—2 Yr/6 Mth	333	$73,162,252.05	16.65%	8.543%	81.84%	631	38.73%	100.00%
ARM—2 Yr/6 Mth 40 Yr	1	$531,882.06	0.12%	8.875%	80.00%	611	0.00%	100.00%
ARM—2 Yr/6 Mth IO	185	$62,334,026.97	14.19%	7.656%	81.55%	646	61.73%	100.00%
ARM—3 Yr/6 Mth	14	$2,476,827.41	0.56%	9.057%	77.98%	620	45.95%	100.00%
ARM—3 Yr/6 Mth IO	7	$2,786,400.00	0.63%	7.385%	81.43%	679	55.68%	100.00%
ARM—5 Yr/6 Mth	21	$7,463,824.30	1.70%	7.565%	80.96%	684	35.85%	100.00%
ARM—5 Yr/6 Mth IO	30	$12,791,954.00	2.91%	6.528%	81.64%	706	68.63%	100.00%
ARM—7 Yr/6 Mth	2	$625,041.37	0.14%	7.692%	70.92%	607	68.85%	100.00%
Balloon—15 Year	164	$11,981,689.96	2.73%	11.530%	99.51%	656	41.17%	0.00%
Balloon—2 Yr/6 Mth	500	$171,991,781.86	39.15%	7.971%	81.32%	634	31.79%	100.00%
Balloon—3 Yr/6 Mth	15	$5,593,231.33	1.27%	8.201%	92.78%	624	82.11%	100.00%
Balloon—30 Year	26	$10,614,987.57	2.42%	7.919%	80.02%	620	73.27%	0.00%
Balloon—5 Yr/6 Mth	35	$13,700,222.25	3.12%	7.336%	82.74%	694	27.17%	100.00%
Balloon—10 Yr/6 Mth	5	$1,687,569.25	0.38%	6.701%	77.83%	751	25.58%	100.00%
Fixed—15 Year	23	$1,044,114.17	0.24%	11.071%	85.94%	601	73.69%	0.00%
Fixed—20 Year	4	$431,010.59	0.10%	12.330%	99.22%	658	0.00%	0.00%
Fixed—30 Year	628	$52,627,677.56	11.98%	10.534%	94.25%	644	37.98%	0.00%
Fixed—30 Year IO	4	$1,034,400.00	0.24%	7.870%	80.81%	617	62.88%	0.00%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Interest Only	240	$85,302,530.97	19.42%	7.399%	81.28%	660	62.94%	98.79%
Not Interest Only	1,772	$354,008,027.88	80.58%	8.577%	84.13%	639	36.59%	78.33%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	1,772	$354,008,027.88	80.58%	8.577%	84.13%	639	36.59%	78.33%
24	2	$954,400.00	0.22%	7.823%	80.00%	656	41.32%	100.00%
36	1	$255,000.00	0.06%	7.425%	83.61%	585	0.00%	100.00%
60	212	$73,984,420.97	16.84%	7.468%	81.65%	657	62.57%	99.68%
120	25	$10,108,710.00	2.30%	6.851%	78.60%	679	69.28%	92.14%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	628	$132,639,619.20	30.19%	8.691%	84.36%	646	33.61%	79.36%
12	74	$22,628,796.31	5.15%	8.596%	82.84%	650	22.31%	82.32%
24	1,036	$228,030,433.45	51.91%	8.284%	83.42%	636	43.51%	88.76%
30	1	$188,643.58	0.04%	8.150%	80.00%	661	0.00%	100.00%
36	273	$55,823,066.31	12.71%	7.695%	82.67%	660	61.57%	62.89%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
First Lien	1,260	$386,563,977.15	87.99%	7.936%	81.41%	642	42.37%	93.54%
Second Lien	752	$52,746,581.70	12.01%	11.372%	99.46%	652	36.84%	0.00%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Full	890	$183,224,933.36	41.71%	8.072%	84.02%	631	100.00%	81.38%
Limited	391	$92,671,561.68	21.09%	8.434%	82.92%	660	0.00%	84.39%
Stated	731	$163,414,063.81	37.20%	8.609%	83.46%	647	0.00%	82.16%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Cash-Out Refi	397	$116,913,628.09	26.61%	8.186%	82.30%	626	51.70%	82.23%
Purchase	1,555	$307,202,402.25	69.93%	8.429%	84.09%	649	36.91%	82.68%
Rate/Term Refi	60	$15,194,528.51	3.46%	7.967%	83.15%	642	61.78%	75.36%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Condominium	143	$25,174,805.66	5.73%	8.416%	84.30%	651	36.23%	80.90%
Planned Unit Development	306	$68,247,131.29	15.54%	8.333%	83.24%	641	43.15%	81.22%
Single Family	1,407	$307,406,781.96	69.97%	8.309%	83.46%	641	42.92%	82.67%
Two to Four Family	156	$38,481,839.94	8.76%	8.645%	84.63%	655	33.05%	82.22%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Investor	58	$10,176,340.65	2.32%	9.129%	85.08%	639	42.39%	97.29%
Owner-Occupied	1,928	$423,837,386.92	96.48%	8.332%	83.54%	643	41.63%	81.93%
Second Home	26	$5,296,831.28	1.21%	8.112%	83.56%	681	46.21%	83.64%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Adj Rate Mortgage	1,163	$361,576,679.00	82.31%	7.926%	81.58%	643	41.24%	100.00%
Fixed Rate Mortgage	849	$77,733,879.85	17.69%	10.312%	92.86%	642	43.89%	0.00%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
<= 4.999	26	$9,093,296.33	2.51%	6.906%	79.97%	663	58.35%	100.00%
5.000—5.999	478	$164,012,827.63	45.36%	7.553%	80.50%	650	51.30%	100.00%
6.000—6.999	413	$133,131,568.91	36.82%	8.034%	82.05%	641	31.06%	100.00%
>= 7.000	246	$55,338,986.13	15.30%	8.939%	83.93%	624	33.10%	100.00%
Total	**1,163**	**$361,576,679.00**	**100.00%**	**7.926%**	**81.58%**	**643**	**41.24%**	**100.00%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
<= 4.999	23	$7,087,179.11	1.96%	6.918%	79.62%	662	63.62%	100.00%
5.000—5.499	29	$7,213,687.38	2.00%	7.328%	79.86%	672	23.16%	100.00%
5.500—5.999	67	$20,474,232.17	5.66%	7.095%	79.54%	680	41.95%	100.00%
6.000—6.499	58	$18,270,602.12	5.05%	6.970%	80.56%	677	54.69%	100.00%
6.500—6.999	130	$42,572,519.81	11.77%	7.024%	79.81%	663	57.41%	100.00%
7.000—7.499	149	$48,795,599.40	13.50%	7.451%	80.78%	648	45.12%	100.00%
7.500—7.999	263	$90,929,239.10	25.15%	7.811%	81.61%	643	38.14%	100.00%
8.000—8.499	162	$45,595,958.58	12.61%	8.352%	82.74%	634	37.83%	100.00%
8.500—8.999	142	$45,518,233.83	12.59%	8.787%	82.20%	625	28.76%	100.00%
9.000—9.499	58	$17,672,449.73	4.89%	9.226%	81.97%	611	23.27%	100.00%
9.500—9.999	57	$12,694,403.49	3.51%	9.798%	86.32%	596	40.21%	100.00%
10.000—10.499	12	$2,095,250.26	0.58%	10.234%	91.02%	570	83.70%	100.00%
10.500—10.999	11	$2,442,429.87	0.68%	10.805%	92.92%	561	72.55%	100.00%
11.000—11.499	2	$214,894.15	0.06%	11.203%	100.00%	627	59.26%	100.00%
Total	**1,163**	**$361,576,679.00**	**100.00%**	**7.926%**	**81.58%**	**643**	**41.24%**	**100.00%**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
10.000—10.499	1	$275,600.00	0.08%	6.950%	80.00%	698	0.00%	100.00%
11.500—11.999	1	$200,388.95	0.06%	7.950%	80.00%	631	0.00%	100.00%
12.000—12.499	27	$10,403,136.68	2.88%	6.003%	79.92%	716	73.11%	100.00%
12.500—12.999	40	$16,383,197.39	4.53%	6.413%	80.03%	687	80.97%	100.00%
13.000—13.499	111	$39,708,770.55	10.98%	6.927%	80.20%	664	50.61%	100.00%
13.500—13.999	145	$45,164,011.19	12.49%	7.347%	80.28%	656	41.24%	100.00%
14.000—14.499	227	$78,317,419.90	21.66%	7.715%	80.77%	645	37.42%	100.00%
14.500—14.999	202	$61,980,831.12	17.14%	8.013%	81.40%	639	38.44%	100.00%
15.000—15.499	165	$53,525,840.99	14.80%	8.587%	82.44%	629	28.26%	100.00%
15.500—15.999	97	$28,913,044.74	8.00%	9.042%	83.61%	618	30.66%	100.00%
16.000—16.499	87	$16,314,308.55	4.51%	9.678%	83.64%	608	37.13%	100.00%
16.500—16.999	34	$6,072,930.09	1.68%	10.161%	89.21%	575	55.00%	100.00%
17.000—17.499	14	$2,203,529.09	0.61%	10.473%	92.54%	566	77.65%	100.00%
17.500—17.999	10	$1,946,852.68	0.54%	11.030%	93.18%	587	59.29%	100.00%
18.000—18.499	1	$127,354.89	0.04%	11.240%	100.00%	604	100.00%	100.00%
18.500—18.999	1	$39,462.19	0.01%	11.550%	62.70%	521	0.00%	100.00%
Total	**1,163**	**$361,576,679.00**	**100.00%**	**7.926%**	**81.58%**	**643**	**41.24%**	**100.00%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	4	$842,173.07	0.23%	8.416%	82.78%	604	100.00%	100.00%
2.000	9	$2,335,222.93	0.65%	8.216%	86.73%	639	45.23%	100.00%
3.000	1,101	$337,824,327.21	93.43%	8.006%	81.63%	639	39.79%	100.00%
5.000	47	$19,992,189.40	5.53%	6.535%	80.07%	710	64.02%	100.00%
9.250	1	$327,766.39	0.09%	7.250%	80.00%	634	0.00%	100.00%
10.425	1	$255,000.00	0.07%	7.425%	83.61%	585	0.00%	100.00%
Total	**1,163**	**$361,576,679.00**	**100.00%**	**7.926%**	**81.58%**	**643**	**41.24%**	**100.00%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	1,135	$354,976,997.21	98.17%	7.921%	81.55%	643	41.11%	100.00%
1.500	28	$6,599,681.79	1.83%	8.194%	83.37%	631	47.91%	100.00%
Total	**1,163**	**$361,576,679.00**	**100.00%**	**7.926%**	**81.58%**	**643**	**41.24%**	**100.00%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
12/1/2007	1	$272,787.93	0.08%	7.125%	80.00%	630	0.00%	100.00%
7/1/2008	1	$80,675.83	0.02%	10.695%	95.00%	578	100.00%	100.00%
8/1/2008	9	$3,966,549.94	1.10%	8.443%	82.60%	626	0.00%	100.00%
9/1/2008	9	$1,549,505.59	0.43%	8.594%	84.30%	613	60.73%	100.00%
10/1/2008	81	$22,837,260.00	6.32%	8.299%	81.16%	630	41.86%	100.00%
11/1/2008	445	$119,332,000.84	33.00%	8.073%	81.37%	636	39.56%	100.00%
12/1/2008	395	$135,560,559.37	37.49%	7.939%	81.41%	637	37.97%	100.00%
1/1/2009	77	$24,026,203.44	6.64%	8.167%	82.51%	639	49.23%	100.00%
2/1/2009	1	$394,400.00	0.11%	7.500%	80.00%	620	100.00%	100.00%
8/1/2009	3	$1,412,118.57	0.39%	8.298%	94.02%	651	83.64%	100.00%
10/1/2009	2	$247,795.74	0.07%	10.439%	86.58%	564	100.00%	100.00%
11/1/2009	18	$4,482,289.08	1.24%	8.368%	92.48%	615	86.32%	100.00%
12/1/2009	13	$4,714,255.35	1.30%	7.863%	78.54%	659	42.09%	100.00%
8/1/2011	1	$340,000.00	0.09%	7.125%	80.00%	690	0.00%	100.00%
9/1/2011	3	$874,335.85	0.24%	7.909%	82.83%	713	28.26%	100.00%
10/1/2011	2	$843,552.94	0.23%	7.291%	86.79%	647	100.00%	100.00%
11/1/2011	22	$8,739,822.80	2.42%	7.459%	81.87%	688	26.32%	100.00%
12/1/2011	57	$22,994,732.28	6.36%	6.890%	81.79%	701	50.54%	100.00%
1/1/2012	1	$163,556.68	0.05%	8.350%	80.00%	660	100.00%	100.00%
11/1/2013	1	$430,321.71	0.12%	7.700%	75.00%	590	100.00%	100.00%
12/1/2013	1	$194,719.66	0.05%	7.675%	61.90%	645	0.00%	100.00%
2/1/2016	1	$465,000.00	0.13%	6.570%	67.39%	666	100.00%	100.00%
8/1/2016	1	$444,000.00	0.12%	6.950%	79.29%	800	100.00%	100.00%
11/1/2016	2	$828,000.00	0.23%	6.596%	80.00%	685	30.43%	100.00%
12/1/2016	16	$6,382,235.40	1.77%	6.596%	78.33%	711	56.01%	100.00%
Total	**1,163**	**$361,576,679.00**	**100.00%**	**7.926%**	**81.58%**	**643**	**41.24%**	**100.00%**

Location	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Alabama	2	$258,102.91	0.06%	10.299%	100.00%	605	100.00%	100.00%
Arizona	46	$7,005,489.82	1.59%	8.576%	83.44%	636	40.69%	84.83%
Arkansas	1	$94,382.63	0.02%	10.350%	100.00%	627	100.00%	100.00%
California	634	$186,795,223.74	42.52%	8.004%	83.44%	650	43.02%	85.11%
Colorado	45	$7,397,624.09	1.68%	8.523%	84.09%	627	69.33%	83.17%
Connecticut	8	$1,912,219.89	0.44%	8.562%	85.31%	639	13.79%	88.49%
District of Columbia	4	$1,154,452.55	0.26%	7.700%	84.00%	654	29.44%	56.45%
Florida	323	$61,125,348.80	13.91%	8.442%	82.57%	636	46.40%	82.39%
Georgia	39	$7,590,942.77	1.73%	9.008%	84.84%	640	29.01%	87.63%
Hawaii	7	$2,436,562.22	0.55%	7.778%	78.80%	635	59.54%	55.55%
Idaho	4	$275,830.09	0.06%	8.397%	84.00%	624	100.00%	80.01%
Illinois	64	$11,738,940.64	2.67%	8.737%	84.83%	655	24.91%	84.02%
Indiana	10	$445,060.91	0.10%	10.217%	85.53%	621	73.99%	57.71%
Kansas	1	$89,804.39	0.02%	9.080%	92.78%	582	100.00%	100.00%
Kentucky	11	$949,331.52	0.22%	10.703%	87.05%	595	46.77%	61.07%
Louisiana	12	$987,809.74	0.22%	9.495%	83.93%	588	75.32%	83.00%
Maine	3	$534,236.07	0.12%	8.167%	89.63%	606	100.00%	90.24%
Maryland	53	$12,654,306.09	2.88%	8.604%	86.13%	629	54.90%	87.40%
Massachusetts	29	$7,539,236.47	1.72%	8.106%	86.31%	629	62.83%	70.49%
Michigan	33	$3,518,257.73	0.80%	9.456%	85.28%	617	35.31%	86.66%
Minnesota	7	$1,714,335.04	0.39%	8.711%	85.71%	615	44.44%	94.70%
Mississippi	4	$433,545.97	0.10%	8.600%	81.05%	582	0.00%	0.00%
Missouri	15	$2,047,828.39	0.47%	9.389%	86.66%	620	19.19%	96.36%
Montana	2	$509,391.83	0.12%	8.827%	84.00%	585	100.00%	79.99%
Nebraska	2	$69,487.78	0.02%	10.765%	96.72%	630	34.50%	65.50%
Nevada	56	$11,572,803.24	2.63%	8.385%	82.58%	647	25.79%	83.30%
New Hampshire	3	$743,863.61	0.17%	7.475%	83.58%	711	100.00%	82.00%
New Jersey	46	$12,232,840.68	2.78%	9.005%	81.82%	627	25.08%	83.86%
New Mexico	4	$283,451.10	0.06%	8.878%	84.00%	630	0.00%	79.99%
New York	147	$44,394,636.08	10.11%	8.295%	82.72%	658	24.85%	76.84%
North Carolina	17	$2,226,838.86	0.51%	8.544%	85.73%	635	29.16%	82.98%
Ohio	53	$3,347,784.55	0.76%	10.031%	88.37%	611	49.69%	53.88%
Oklahoma	15	$1,206,541.88	0.27%	9.204%	84.40%	627	47.49%	61.96%
Oregon	16	$3,011,598.97	0.69%	8.688%	80.10%	623	41.50%	86.04%
Pennsylvania	35	$2,685,209.03	0.61%	9.399%	84.94%	624	44.28%	80.53%
South Carolina	15	$820,548.96	0.19%	10.475%	91.63%	618	59.59%	54.06%
Tennessee	18	$2,681,613.06	0.61%	8.747%	87.37%	624	75.38%	43.27%
Texas	142	$19,006,640.29	4.33%	8.853%	84.10%	625	43.78%	76.94%
Utah	13	$947,843.56	0.22%	10.349%	88.43%	640	13.41%	57.64%
Vermont	1	$711,274.28	0.16%	9.350%	74.95%	652	0.00%	100.00%
Virginia	27	$6,346,510.54	1.44%	8.753%	83.10%	644	43.00%	87.71%
Washington	38	$7,389,822.31	1.68%	8.247%	86.19%	643	65.81%	84.83%
West Virginia	2	$181,013.09	0.04%	10.657%	82.79%	536	100.00%	86.04%
Wisconsin	5	$241,972.68	0.06%	10.586%	84.37%	615	34.48%	73.41%
Total	**2,012**	**$439,310,558.85**	**100.00%**	**8.348%**	**83.58%**	**643**	**41.71%**	**82.31%**